Short Form Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of Bema Gold Corporation at 1138 Melville Street, 18th Floor, Vancouver, British Columbia, V6E 4S3, telephone (604) 681-8371.

New Issue	November 28, 2002

BEMA GOLD CORPORATION
Cdn$5,000,000
3,125,000 Units

This short form prospectus qualifies the distribution of an aggregate of 3,125,000 units (“Units”) of Bema Gold Corporation (the “Company” or “Bema”) at a price of Cdn$1.60 per Unit pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 28, 2002 between the Company and each of Canaccord Capital Corporation, Haywood Securities Inc., Griffiths McBurney & Partners, Sprott Securities Inc. and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”). Each Unit consists of one common share (a “Common Share”) and one half of one common share purchase warrant (each whole warrant being designated a “Warrant”). Each Warrant will entitle the holder to purchase one additional Common Share of the Company for a period of 18 months at a price of Cdn$2.00. The Units will be separable into Common Shares and Warrants immediately following the closing of the offering. The price per Unit was determined by negotiation between the Company and the Underwriters. The Company has also granted to the Underwriters an option (the “Option”), exercisable in whole or in part until 48 hours prior to closing of the offering, to purchase up to an additional 6,875,000 Units (the “Additional Units”) at the offering price set forth above for further gross proceeds of Cdn$11,000,000. A purchaser who acquires Additional Units, and the Common Shares and Warrants comprised in the Additional Units, from the Underwriters upon the exercise of the Option acquires those Additional Units, and the Common Shares and Warrants comprised in the Additional Units, under this short form prospectus and will receive a copy of it. The Company has allocated Cdn$1.54 for the Common Share and Cdn$0.06 for the one-half Warrant comprised in each Unit or Additional Unit. The outstanding common shares of the Company are listed for trading on The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”). On November 7, 2002, the last trading day before the announcement of the offering, the closing price of the Company’s common shares on the TSX was Cdn$1.69. The Warrants comprised in the Units will not be listed on any stock exchange and, accordingly, there is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus.

Price: Cdn$1.60 per Unit

Proceeds to the
	Price to Public	Underwriters’ Fees	Company(1)

Per Unit	Cdn$1.60	Cdn$0.096	Cdn$1.504
Total(2)	Cdn$5,000,000	Cdn$300,000(3)(4)	Cdn$4,700,000
Total If Option Fully
Exercised(2)	Cdn$16,000,000	Cdn$960,000(3)(4)	Cdn$15,040,000

(1)	Before deducting expenses of the offering, estimated to be Cdn$100,000.
(2)	The Company has granted to the Underwriters an Option exercisable, in whole or in part, until 48 hours prior to closing of the offering, to purchase up to an additional 6,875,000 Units (the “Additional Units”).
(3)	The Company has agreed to pay to the Underwriters a cash commission equal to 6% of the gross proceeds realized from the sale of Units and any Additional Units.
(4)	The Company has the right to direct the sale of up to 500,000 Units. To the extent that the sale of such Units is directed by the Company, the Underwriters’ cash commission will be reduced to 2% of the proceeds received by the Company from the sale of such Units.

The Underwriters, as principals, conditionally offer the Common Shares and Warrants comprised in the Units (including any Additional Units which may be issued upon the exercise of the Option) subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP, counsel for the Company, and by Stikeman Elliott, counsel for the Underwriters.

This short form prospectus qualifies the distribution of Units together with the Common Shares and Warrants comprised in the Units. This short form prospectus also qualifies the distribution to the Underwriters of the Option and the Additional Units, together with the Common Shares and Warrants comprised in the Additional Units, issued upon the exercise, in whole or in part, of the Option (see “Plan of Distribution”).

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates for the Common Shares and Warrants comprised in the Units are expected to be available for delivery at closing which will take place on or about December 3, 2002, or such later date as may be agreed between the Company and the Underwriters.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statues referred to below (and, where applicable, regulations and guidelines thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, guidelines or goals and, in certain cases, the filing of such policies, guidelines or goals, the securities offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)	Employment Pension Plans Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)	Insurance Act (Alberta)
Trust and Loan Companies Act (Canada)	Loan and Trust Corporations Act (Alberta)
Insurance Act (Ontario)	Financial Institutions Act (British Columbia)
Loan and Trust Corporations Act (Ontario)	Pension Benefits Standards Act (British Columbia)
Pension Benefits Act (Ontario)	The Insurance Act (Manitoba)
Trustee Act (Ontario)	The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)

In the opinion of counsel for the Company and Stikeman Elliott, counsel for the Underwriters, as of the date hereof, the Common Shares and Warrants comprised in the Units are qualified investments for the purposes of the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, “Deferred Income Plans”) and for trusts governed by registered education savings plans within the meaning of such Act. In the opinion of such counsel, based in part on a certificate of an officer of the Company as to certain factual matters, the Common Shares and Warrants comprised in the Units will not, on the date hereof, be “foreign property” for the purposes of Part XI of the Income Tax Act (Canada) for Deferred Income Plans and other persons subject to tax under Part XI of the Income Tax Act (Canada) and the Regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

The Company files annual and quarterly financial information, material change reports and other information with the securities commissions or similar authorities in each of the provinces of Canada (collectively, the “Commissions”). The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)
the “Management’s Discussion and Analysis” of the Company and the consolidated audited financial statements of the Company and notes for the financial years ending December 31, 2001 and December 31, 2000 and the auditor’s report thereon;

(b)
the Material Change Report dated February 6, 2002, with respect to a brokered private placement of the Company through Canaccord Capital Corporation and Haywood Securities Inc. of up to 2,307,692 flow-through common shares of the Company at prices of Cdn$0.65 and Cdn$0.66 per flow-through common share and the entering into by the Company of an option agreement to acquire up to a 70% interest in the Monument Bay Property from Wolfden Resources Inc.;

(c)	the Material Change Report dated March 26, 2002, with respect to government approval of the Environmental Impact Study on the Cerro Casale Deposit, Chile;

(d)	the Material Change Report dated March 28, 2002, with respect to the issuance of a Cdn$4,790,544 convertible promissory note to Orocon Inc.;

(e)	the Renewal Annual Information Form of the Company dated May 16, 2002;

(f)
the Material Change Report dated May 17, 2002, with respect to a Cdn$15,000,000 bought deal financing of the Company with a syndicate of underwriters and the arbitration ruling in favour of the Company and Kinross Gold Corporation, in the amount of US$20 million;

(g)	the Management Proxy Circular of the Company dated May 17, 2002;

(h)	the Material Change Report dated May 31, 2002, with respect to the closing of the Cdn$15 million bought deal financing;

(i)	the Material Change Report dated June 24, 2002, with respect to the Company being added to the S&P/TSX Composite Index (formerly the TSE 300);

(j)	the Material Change Report dated October 18, 2002, with respect to the proposed business combination of the Company and EAGC Ventures Corp. by way of plan of arrangement;

(k)	the Material Change Report dated November 18, 2002, with respect to this offering; and

(l)	the “Management’s Discussion and Analysis” of the Company and the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the six months ended June 30, 2002.

All material change reports (other than confidential reports), consolidated interim financial statements (unaudited), audited financial statements and information circulars that are required to be filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of this offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for Units should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 1138 Melville Street, 18th Floor, Vancouver, British Columbia, V6E 4S3, telephone (604) 681-8371.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollars” in this short form prospectus refer to United States dollars. References to “Cdn$” in this short form prospectus refer to Canadian dollars.

The noon rate of exchange on November 27, 2002 as reported by the Bank of Canada for the conversion of Canadian dollars was Cdn$1.00 equals $0.6350 United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained herein and in the documents incorporated by reference constitutes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States concerning the Company’s anticipated acquisition of EAGC Ventures Corp. and its plans at its Julietta, Cerro Casale, Refugio, and other mineral properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Risk Factors Relating To Our Business” in this short form prospectus as well as in Management’s Discussion and Analysis incorporated by reference into this short form prospectus.

THE COMPANY

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988. On July 19, 2002, the Company continued federally under the Canada Business Corporations Act and ceased to be a British Columbia company. The head office and principal place of business of the Company is located at 1138 Melville Street, 18th Floor, Vancouver, British Columbia, V6E 4S3. The Company’s registered office is located at the offices of Gowling Lafleur Henderson LLP, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

The Company is a Canadian mining company engaged in the mining and production of gold and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, Chile and Canada. The Company has entered into an agreement with EAGC Ventures Corp. (“EAGC”) whereby the Company will acquire, by merging with EAGC under a plan of arrangement, all of the issued and outstanding common shares of EAGC, thereby acquiring certain existing gold mining operations in South Africa recently purchased by EAGC (see “Recent Developments – Plan of Arrangement with EAGC Ventures Corp.”).

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies, and through junior public companies in which the Company is typically the largest shareholder. The Company may additionally provide management services to such companies.

The Julietta Mine

The Company holds a 79% indirect interest in the Julietta mine, an underground gold and silver mine and conventional milling operation in the Magadan region of far eastern Russia. The remaining 21% is owned by Russian shareholders of Omsukchansk Mining and Geological Company (“OMGC”), the Russian joint stock company which owns and operates the Julietta mine.

Gold and silver production at the mine commenced in September 2001, over two months ahead of schedule. Commercial production has been achieved (effective December 1, 2001) and mill commissioning is now complete at the Julietta mine. The mine and its facilities are operating under an updated mine development plan (See “Recent Developments – Julietta Production and New Development Plans”). In the first six months of 2002, the Julietta mine produced 51,100 ounces of gold at a cash operating cost of $129 per ounce of gold, net of silver credits.

Overall project costs at the Julietta mine were approximately $51.4 million as at January 31, 2002 including start-up working capital, as compared to the original budget of $45.1 million. The project was financed by an equity contribution from the Company of approximately $10.1 million, a $25 million project loan facility (fully drawn) from HVB Group and Standard Bank London Limited, a $10 million project loan (fully drawn) from the International Finance Corporation (a division of the World Bank) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. In September 2002, the Company made the initial required repayments totalling $4,166,667 and $1,416,667 under the $25 million and $10 million project loan facilities, respectively.

Construction of the camp and mill facilities at Julietta was completed under the direction of Orocon Inc., of North Vancouver, Canada, as general contractor. Construction came in under budget. The increase to the overall project cost noted above relates mainly to legal fees, Russian value added tax, transportation, consulting, insurance and fuel due to higher prices and consumption relating to the extremely cold winter in 2000/2001 at Julietta. A portion of these overruns were offset by the under budget cost of construction of the mill facilities. The Company’s personnel were responsible for tailings pond construction and underground development drifting. The Julietta mine employed approximately 430 people during construction and now employs 370 people at the mine site and in the city of Magadan. The project has benefited from a skilled Russian workforce which makes up 92% of the employees.

The Refugio Mine

The Company owns a 50% interest in the Refugio mine, an open pit, heap leach gold mine in Chile which was placed under care and maintenance in June 2001. Mining and crushing operations at the Refugio mine were temporarily shut down in November 2000 due to a dispute with the mine’s operator and poor operating performance. Mining and crushing operations at the Refugio mine recommenced on December 16, 2000. The Company and Kinross Gold Corporation (“Kinross”), the other 50% owner of the Refugio mine, had agreed to recommence mining until May 31, 2001 based on a jointly approved 2001 budget that took advantage of favourable mining and heap leaching conditions during the Chilean summer and reflected changes and repairs made to the crushing plant while mining was suspended. Due to the mine’s poor cost performance in 2000, the low gold price and the requirement for significant additional capital to build leach pads in the second quarter of 2001, the Company and Kinross agreed to cease mining effective June 1, 2001 and commence residual leaching as mining activities were placed on care and maintenance, pending higher gold prices. The transformation from mining to residual leaching operation proceeded as planned and on budget. With the recent increase in the gold price, the Company and Kinross are currently reviewing the economic feasibility of recommencing mining at the Refugio mine. As part of this review a $4.5 million program consisting of exploration drilling, development drilling and metallurgical testing has been approved by the Company and Kinross. The goal of this program is to increase the mineable reserves which will increase the mine life and, therefore, improve project economics. Drilling and metallurgical test work will take place during the fourth quarter of 2002 and the first quarter of 2003. Results of the program will be available in the second quarter of 2003.

Residual gold production from leaching of the heap leach pads continued through May 2002 and on June 3, 2002, as planned, the solution processing plant was shut down for the winter. Water inventories were reduced by evaporation, and water was stored on top of the heap as ice to minimize the amount of pumping required during the winter months. The Company and Kinross have recently approved a restart of the solution processing plant to continue residual gold production. The plant recommenced operations on October 1, 2002, as scheduled. Gold production for October was 3,056 ounces (the Company’s share was 1,528 ounces), which exceeded the forecast projection of 2,338 ounces. Management considers it probable that solution gold grades and flows will justify continued operation of the solution processing plant through the first quarter of 2003 and possibly through the end of May 2003, when solution processing operations will again be shut down for the Chilean winter.

On April 12, 1999, in an attempt to resolve outstanding financial claims against the Refugio mine construction contractor for design and construction failures, Compania Minera Maricunga (“Maricunga”), a company owned as to 50% by each of the Company and Kinross, initiated formal arbitration proceedings in Chile. On May 15, 2002, the arbitrator ruled in favour of Maricunga on claims against the contractor and determined a net award in favour of Maricunga of $20 million (the Company’s share equates to $10 million) plus interest accumulated from July 1999. The Company’s share of the award, net of legal and arbitration costs of $1.8 million, was $8.2 million of which $4.3 million related to repairs and maintenance and $3.9 million related to consequential damages (loss of profit), which amounts were credited against the carrying value of the Refugio mine and to operating costs, respectively in the second quarter of 2002. On September 17, 2002, Maricunga received the final payment of the full settlement award for approximately $24 million.

The Cerro Casale Deposit

The Company (24%) together with Arizona Star Resource Corp. (“Arizona Star”) (25%) and Placer Dome Inc. (“Placer”) (51%) indirectly own the Aldebaran property in Chile, which includes the Cerro Casale gold-copper porphyry deposit. The foregoing parties entered into a shareholders’ agreement dated January 28, 1998 (the “Shareholders’ Agreement”) that governs the parties’ joint ownership of the shares of Compania Minera Casale, the corporation which owns the Aldebaran property. The Company also holds an approximately 5% equity interest in Arizona Star, a TSX Venture Exchange listed company. Under the Shareholders’ Agreement, Placer’s subsidiary, Placer Dome Technical Services Ltd. (“PDTS”) in January 2000 completed a feasibility study (the “Final Feasibility Study”) on the Cerro Casale deposit which confirms that the Cerro Casale deposit is technically feasible as a large scale gold-copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper. Pursuant to the terms of the Shareholders’ Agreement, Placer, having completed the Final Feasibility Study within the required 24-month period, can maintain its 51% interest in the Aldebaran property, including the Cerro Casale deposit, by arranging up to $1.3 billion of financing for mine construction and commencing construction of the mine.

Even though gold and copper prices were weak during 2001, Placer continued to advance the project by expending over $5 million on environmental permitting and securing water rights sufficient to build and operate a mine as envisioned by the Final Feasibility Study. During March 2001, the completed Environmental Impact Study was submitted to the Chilean regulatory authorities. Formal approval of the Environmental Impact Study was received in February 2002. With the environmental permitting and water rights in hand, the Cerro Casale project is substantially ready to proceed once metal prices improve sufficiently to support project financing.

The Company does not anticipate that a decision will be made to proceed with development of the Cerro Casale project until higher gold and copper prices are attained. If a decision is made to proceed with the project, construction will only commence upon Placer arranging the required financing.

Other Projects

The Company holds direct or indirect interests in other exploration projects in Chile, but has not expended any material funds on these projects within the last year. The Company also holds the development stage Yarnell project in Yavapai County, Arizona, U.S.A. but is seeking to sell the property as its modest size does not fit the Company’s strategic plans.

The Company has an option to acquire up to a 70% interest in the Monument Bay gold property, in northeastern Manitoba from Wolfden Resources Inc. (“Wolfden”). A short drill program on the property was completed between September and November, 2002 (see “Recent Developments - Monument Bay Property”).

On May 17, 2002, the Company entered into an agreement to earn up to a 90% interest in the East Pansky platinum palladium property located in the Kola Peninsula of Western Russia. On August 22, 2002, the Company assigned all of its rights and interest in the East Pansky property to Consolidated Puma Minerals Corp. (“Puma”), an affiliated company, the shares of which are listed for trading on the TSX Venture Exchange (see “Recent Developments – Acquisition of East Pansky Property”).

On August 28, 2002, the Company signed a letter of intent with Intrepid Minerals Corporation (“Intrepid”) for an option to acquire up to 75% interest in the Divisadero property, a high grade gold and silver target in El Salvador (see “Recent Developments – Divisadero Property, El Salvador”).

On October 29, 2002, the Company announced it had entered into a letter of intent with the government of Chukotka, an autonomous Okrug (or region), in northeast Russia, representing an agreement in principle to acquire up to a 75% interest in the high-grade Kupol gold and silver project. The agreement in principle provides that the Company can acquire a 75% interest in the Kupol property through a series of payments and the completion of a feasibility study, however, the acquisition remains subject to completion of a definitive agreement and the Company’s due diligence review (see “Recent Developments – Kupol Gold and Silver Project, Russia”).

The Company has entered into a definitive arrangement agreement dated November 1, 2002, with EAGC pursuant to which the Company will acquire, by merging with EAGC under a plan of arrangement, all of the issued and outstanding Common Shares of EAGC, thereby acquiring certain existing gold mining operations in South Africa recently purchased by EAGC (see “Recent Developments – Plan of Arrangement with EAGC Ventures Corp.”).

Objectives

The Company’s growth strategy is to increase production through the advancement of existing development projects and through acquisition. The Company plans to seek exploration and development opportunities that can be readily financed in current market conditions.

The Company’s current priorities are optimizing commercial production at the Julietta mine and continuing to upgrade the existing resource and further explore the Julietta mine property (see “The Company - The Julietta Mine”) as well as completing the plan of arrangement with EAGC and then working to optimize the resulting acquired South African mining operations (see “Recent Developments – Plan of Arrangement with EAGC Ventures Corp.) The Company continues to monitor the operation of the Refugio mine in its current care and maintenance state and to work with its partners on the Cerro Casale project to advance the project (see “The Company - The Refugio Mine” and “The Company - The Cerro Casale Deposit”). The Company began exploration on its Monument Bay property in March 2002 and will continue exploration through the year (see “The Company - Other Projects”). The Company is also pursuing completion of definitive documentation for the acquisition of up to a 75% interest in the Kupol project in Russia (see “Recent Developments – Kupol Gold and Silver Project”). Due diligence is ongoing for the Divisadero property and the Company expects to commence exploration drilling in the first quarter of 2003 (see “Recent Developments – Divisadero Property, El Salvador”).

RECENT DEVELOPMENTS

Julietta Production and New Development Plan

On September 7, 2001, ore processing commenced at the Julietta mine and mill commissioning was underway. On September 18, 2001, construction of the Julietta mine was completed. In addition, a June, 1999 revised plan for the Julietta project had been completed that significantly increased projected production in the first few years of the mine’s life. Commercial production levels were achieved in November 2001 and the Company announced the mine was in commercial production effective December 1, 2001. In the first official month of production, the Julietta mine produced 6,457 ounces of gold at an operating cash cost of $112 per ounce and a total cash cost of $142 per ounce. In the first quarter 2002, while continuing to ramp up to full capacity, the mine produced 22,717 ounces of gold at an operating cash cost of $130 per ounce and a total cash cost of $173 per ounce. In the second quarter of 2002, the Julietta mine produced 28,383 ounces of gold at an operating cash cost of $129 per ounce and a total cash cost of $171 per ounce.

During the 2001-2002 winter start-up period the mine experienced some “ramp up” problems that caused a shortfall in projected production levels. Although the mill achieved budgeted through-put levels during some weeks of operation, the mill was delayed in maintaining these levels over a prolonged period of time. Processing problems were primarily related to winter conditions, logistical supply issues and training of mill personnel. All of these issues have now been resolved. Logistical issues have been resolved by increasing supplies inventories to an approximate six-month supply which should be adequate to cover any foreseeable shipping delays. Further training of mill employees is ongoing and all systems and facilities that were identified as being problematic during the first winter of production have been upgraded during the summer construction season, which should minimize similar occurrences during the upcoming winter months. In addition, the Company has identified minor mill modifications, currently underway, which management believes will allow the mill to consistently process 400 tonnes per day.

Currently, the Company is exporting all of its gold production from the Julietta mine and selling to Western banks. Silver is being sold to Russian banks and the Company is receiving an 80% prepayment based on the value of silver delivered to the refinery in Magadan. The Company commenced export of gold to Western buyers in July 2002. Previously gold was being sold to Russian banks and the Company was receiving a 90% prepayment. Proceeds from the Julietta mine’s first gold export in July were received at the beginning of August. The timing of the receipt of sales proceeds from current export shipments since August has improved as minor procedural issues were resolved.

In June 1999, the Company completed an internally prepared, revised development plan for the Julietta mine. In June 2002, a further updated development plan was completed, which took into account the start-up parameters of the mine to such date (the “2002 Plan”). Based on the 2002 Plan, the Julietta mine is projected to mine and mill an average of 400 tonnes of ore per day, containing an average grade of 24.7 grams of gold and 407.5 grams of silver per tonne for the first four years. This represents an increase from the original 1999 mine plan which projected 350 tonnes of ore per day.

The 2002 Plan optimizes cash flow from the operation by scheduling the highest grade of ore in the early years of the mine life. Over each of the first four years of production, the 2002 Plan estimates average annual production of approximately 100,000 ounces of gold and 1.4 million ounces of silver. Cash operating cost per ounce of gold, net of silver credits, is estimated to average approximately $81 per ounce of gold and total cash cost per ounce of gold, net of silver credits (in each case based on a silver price of $4.75 per ounce), is estimated at $124. In this short form prospectus, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes.

The new production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all.

Beyond the initial four years of currently estimated mineable reserves, the Julietta mine has an inferred mineral resource that, subject to additional drilling required to upgrade the resource to a mineable reserve, could add an additional four years to the mine life at the Julietta mine. In addition, the potential exists to further add to existing resources and reserves in that many of the existing veins remain open along strike and at depth. Underground drilling to upgrade the existing resource and further explore the veins commenced in late September 2001.

Through October 2001, assay results from underground drift sampling in the high grade portion of the V-1 vein returned gold and silver grades 50% higher than those projected in the previous mineable reserve estimate, based on feasibility diamond drilling. The increase in grade is due to the presence of several higher grade (plus 75 grams per tonne gold) vertically continuous ore shoots that were seldom intersected by the feasibility diamond drilling.

An updated resource and reserve estimate for the Julietta mine was completed internally by the Company at the end of April 2002 as the first of a regular annual review of resources and reserves at the mine. Brian Scott, an employee of the Company, is the qualified person (as defined in National Instrument 43-101) responsible for the preparation of the updated estimate. The updated reserve and resource estimate was calculated using polygonal methods on a long section. The reserves were calculated using a cut off grade of 10.6 grams per tonne gold equivalent, metals prices of $300 per ounce for gold and $4.50 per ounce for silver and metal recoveries of 93.9% for gold and 84.7% for silver.

The updated resource and mineable reserve estimates are summarized in the following table:

			Gold
		Ore	Grade	Silver
	Vein	(tonnes)	(g/t)	Grade (g/t)	Grams Gold	Grams Silver
Measured Resources	V1A-
	hw	14,295.83	16.47	193.10	235,428.99	2,760,576.79
	V1A	43,431.10	41.95	517.47	1,821,793.28	22,474,130.20
	V1B	43,718.11	55.94	1110.77	2,445,779.97	48,560,962.10
	V1C	51,596.95	27.43	598.42	1,415,385.73	30,876,644.51
	V6	59,234.31	21.00	238.97	1,243,815.63	14,155,094.53
	V2	11,919.16	23.27	144.16	277,411.75	1,718,241.16
	II-1	0.00	0.00	0	0	0
Total Measured Resources		224,195.00	33.18	537.68	7,439,615	120,545,649

Indicated Resources	V1A
	hw	5,236.28	8.83	235.38	46,212.85	1,232,518.77
	V1A	15,496.62	26.56	209.15	411,596.83	3,241,178.61
	V1B	39,756.89	15.02	275.25	597,218.20	10,943,180.00
	V1C	48,391.45	18.47	371.83	893,551.03	17,993,340.15
	V6	174,007.15	19.57	338.58	3,404,981.79	58,915,630.19
	V2	224,862.64	3.48	30.26	782,581.03	6,803,290.92
	II-1	49,481.70	13.60	79.85	672,931.70	3,950,971.27
Total Indicated Resources		557,233	12.22	184.99	6,809,073	103,080,110

Measured and Indicated
Resource Estimate
	V1A
	hw	19,532.11	14.42	204.44	281,641.84	3,993,095.57
	V1A	58,927.72	37.90	436.39	2,233,390.11	25,715,308.81
	V1B	83,475.00	36.45	712.84	3,042,998.18	59,504,142.11
	V1C	99,988.40	23.09	488.76	2,308,936.76	48,869,984.66
	V6	233,241.46	19.93	313.28	4,648,797.42	73,070,724.71
	V2	236,781.80	4.48	35.99	1,059,992.78	8,521,523.08
	II-1	49,481.70	13.60	79.85	672,931.70	3,950,971.27
Total Measured and Indicated		781,428	18.23	286.18	14,248,689	223,625,759
Resource Estimate

Proven Reserves (3)	V1A
	hw	12,040.78	18.52	221.62	223,031.33	2,668,501.30
	V1A	38,691.44	46.65	576.60	1,805,071.70	22,309,445.04
	V1B	42,808.06	57.00	1,133.58	2,439,845.44	48,526,147.75
	V1C	43,346.51	31.43	698.39	1,362,467.41	30,272,853.72
	V6	59,382.78	20.32	231.79	1,206,776.77	13,764,452.41
	V2
	II-1
Total Proven Reserves		196,270.00	35.85	598.88	7,037,193.00	117,541,400.00
Probable Reserves
	V1A
	hw	2,876.29	11.26	391.54	32,378.40	1,126,191.22
	V1A	13,834.48	28.62	225.06	395,929.10	3,113,616.64
	V1B	33,321.92	15.92	317.49	530,385.02	10,579,276.73
	V1C	35,420.61	22.86	424.02	809,537.93	15,019,009.51
	V6	144,840.90	21.40	340.52	3,099,450.31	49,321,221.57
	V2	37,366.00	18.16	77.00	678,566.56	2,877,182.00
	II-1	28,003.00	15.82	79.34	443,007.46	2,221,758.02
Total Probable Reserves		295,663.00	20.26	284.98	5,989,255.00	84,258,256.00

			Gold
		Ore	Grade	Silver
	Vein	(tonnes)	(g/t)	Grade (g/t)	Grams Gold	Grams Silver

Proven and Probable Reserves
	V1A
	hw	14,917.07	17.12	254.39	255,409.73	3,794,692.52
	V1A	52,525.92	41.90	484.01	2,201,000.80	25,423,061.67
	V1B	76,129.98	39.02	776.38	2,970,230.45	59,105,424.48
	V1C	78,767.11	27.58	575.01	2,172,005.34	45,291,863.23
	V6	204,223.67	21.09	308.90	4,306,227.09	63,085,673.98
	V2	37,366.00	18.16	77.00	678,566.56	2,877,182.00
	II-l	28,003.00	15.82	79.34	443,007.46	2,221,758.02
Total Proven and Probable Reserves		491,933.00	26.48	410.22	13,026,447.00	201,799,656.00

Total remaining Mineable Recoverable		479,634	26.48	410.22	12,700.5717	196,754.6800
Reserve as of March 1/02

Actual Stockpile Balance as of		31,225	35.08	555.10	1,095.4637	17,332.9774
March 1/02

Total Proven and Probable Mineable		510,859	27.01	419.07	13,796.0354	214,087.6574
Reserve Estimate as of March 1/02

(1)	Proven Reserves: All reserve blocks based on sub-level drift and/or raised data.
(2)	Probable Reserves: All reserve blocks based on drill hole and/or trench data.
(3)	The inferred resource estimate which was previously disclosed by the Company has not been updated.

Since September 2001, 32 underground drill holes totalling 5,155 metres have been completed at the Julietta mine. The drilling, which was targeted at further defining the V-1 vein reserve, has extended the V-2 vein and discovered two new veins, the V-1B hanging wall (HW) and the V-1B foot wall (FW). These new veins and the V-2 extension do not currently form part of the Julietta reserves or resources. A summary of the drill results are listed below:

Hole #	Vein	From (m)	To (m)	Length (m)	Gold grade g/t	Silver grade g/t
UG-006	V-2	56.30	62.60	6.30	25.74	68.85
UG-007	V-1B-FW V-2	30.60 65.50	33.60 67.80	3.00 2.30	11.71 8.01	43.51 55.43
UG-011	V-1B-HW	14.20	15.10	0.90	15.08	30.92
UG-012	V1-B-HW	9.70	11.90	2.20	12.51	70.55
UG-013	V1-B-HW	17.80	21.50	3.70	20.40	79.78
UG-014	V1-B-HW	16.00	17.40	1.40	28.29	60.61
UG-015	V-1B-FW V-2	22.80 54.90	24.80 55.40	2.00 0.50	36.71 19.30	54.80 35.50
UG-016	V-1B-FW	22.60	24.80	2.20	72.20	52.60
UG-017	V-2	60.90	61.60	0.70	22.40	39.20
UG-027	V-1B V-1B	37.80 39.30	38.70 40.50	0.90 1.20	15.50 13.10	248.10 74.30
UG-028	V-1B	49.00	50.80	1.80	19.40	279.60
UG-029	V-1B	54.00	56.20	2.20	21.20	12.41
UG-030	V-1B	66.20	66.60	0.40	12.60	21.00
UG-032	V-1B-HW V-1B-FW	39.90 33.80	42.0 36.1	2.10 2.30	11.51 22.50	225.55 57.46
UG-033	V-1B-HW	33.80	36.60	2.80	13.41	51.63
UG-35	V-1B-HW V-1B-HW	33.80 39.90	35.40 42.0	1.60 2.10	12.59 11.51	219.16 225.55

These results indicate high-grade mineralization within the newly discovered V-1B and FW veins as well as the extension of the V-2 vein. The V-2 extension and the two new veins are adjacent to the V-1 vein and are accessible from current underground workings. The mineralization remains open down-dip and along strike. All assaying for the underground drilling is being conducted at the Julietta mine assay lab. Standards and duplicates are being inserted in the mine lab.

In May 2002, the Company commenced a 9,500-metre surface drill program at the Julietta mine that is on-going. The program is designed to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated resources. In addition, drilling will be carried out to further test the numerous resource veins that remain open along strike and to depth.

The newly discovered veins as well as the current reserve and resource veins are located on a two square kilometre section of the 225 square kilometre Julietta mine licence. Several high-grade surface samples have been taken throughout the licence, and the Company carried out a major trenching program in the summer of 2002 to test priority targets which are up to 6 kilometres from the mine facilities.

Underground and surface drilling is ongoing and will continue with a view to upgrading the resource and defining additional reserves and to further explore the veins. The reserves and resources are expected to be updated in the first quarter of 2003.

Recent Financings

On May 31, 2002, the Company completed an underwritten public offering of 16,666,667 units at a price of Cdn$1.50 per unit by way of short form prospectus through Canaccord Capital Corporation, Haywood Securities Inc., Sprott Securities Inc. and Griffiths McBurney and Partners as underwriters to raise gross proceeds to the Company of Cdn$25,000,000. Each unit consisted of one Common Share and one half of one Common Share purchase warrant, each whole warrant exercisable to purchase one additional Common Share for a period of one year from the date of issue at a price of Cdn$2.00 per Common Share. The proceeds of the offering were allocated to be used for additional drilling at the Julietta mine, potential acquisitions in Russia and working capital.

On August 2, 2002, the Company completed a brokered private placement through Canaccord Capital Corporation, Haywood Securities Inc., Dundee Securities Corporation and Sprott Securities Inc. of 1,238,950 Flow-Through Shares at a price of Cdn$2.30 per Flow-Through Share to raise gross proceeds to the Company of Cdn$2,849,585. The proceeds from this private placement were targeted to be spent on exploration of the Monument Bay property.

Monument Bay Property – Exploration Results

The 2002 winter drilling program on the Monument Bay property succeeded in extending and further defining the high grade Twin B zone where the Company has outlined an initial internally estimated inferred resource of 500,600 tonnes with an average grade of 18.3 grams per tonne containing approximately 300,000 ounces of gold.

The resource was calculated using 50 meter radius polygons on an inclined two-dimension long-section with a cut-off grade of 8 grams per tonne and a minimum width of 1 metre. High gold assays were cut to 90 grams/tonne. The data was derived from the Company’s winter 2002 drill program of 19 diamond drill holes totalling 5,540 metres along with previous drill results from Noranda Inc. and Wolfden. Significant drilling results are as follows:

Company	Hole #	From	To	Length/m	Gold grade (g/t)	Zone
Bema	02-69	98.75	101.10	2.35	31.03	Twin B
Bema	02-75	106.3	106.50	0.20	63.15	Twin B
Bema	02-82	87.5	88.05	0.55	14.94	Twin B
Bema	02-83	76	77.00	1.00	12.47	Twin B
Bema		84.2	85.00	0.80	13.01	Twin B
Bema	02-84	70.6	71.10	0.50	20.8	Twin B
Bema	02-85	75.7	76.70	1.00	9.44	Twin B
Wolfden	TL-0001	114.9	119.10	4.20	29.97	Twin B
Wolfden	TL-0004	157.15	158.95	1.80	36.84	Twin B

Company	Hole #	From	To	Length/m	Gold grade (g/t)	Zone
Wolfden	TL-0005	228.5	231.55	3.05	13.92	Twin B
Wolfden	TL-0006	159	162.20	3.20	13.68	Twin B
Noranda	89-09	203.8	206.30	2.50	20.79	Twin B
Noranda	89-11	204.5	206.60	2.10	24.16	Twin B
Noranda	89-12	218.8	219.80	1.00	18.2	Twin B
Noranda	90-16	325.2	326.20	1.00	51.1	Twin B

The drilling helped define the strike and plunge of the Twin B mineralized shoot. The drill results indicate that the zone plunges 25 degrees to the east, much shallower than originally expected, and remains open to the east and for 100 metres to the west.

Historical drilling has also outlined two additional high grade zones, Seeber River A and B, which the Company plans to drill in the next phase of drilling. A second mineralized shoot, located on the Seeber B zone, may extend east to 200 meters below the Twin B zone.

The Company commenced a multi-staged exploration/drill program in early July 2002 which includes mapping and geochemical sampling throughout the entire property. The objective of the program was to locate other targets on the 25 km shear zone that could be drilled in the fall of 2002.

The Company completed an additional 12 diamond drill holes in September and October 2002 for a total of 2,844.5 meters. Final results were received in November.

The fall 2002 drill program drill tested three areas outside the main Twin Lakes zone that was previously drilled in the winter of 2002. Ten holes tested the Seeber West area and the Frantic zone where previous drilling and surface sampling had identified zones of anomalous gold and alteration.

In addition the last two completed holes targeted a new area (Twin Lakes West) where re-logging and sampling of an old drill hole (91-57) identified a strong mineralized zone that re-assayed 14.49 g/t gold over 3.4 meters. Two holes were drilled here to test a similar plunge direction orientation as noted in the main Twin Lakes zone. Significant results from the program include:

	From	To	Length	Au Avg	Zone
Drill Hole Number	(m)	(m)	(m)	Grade (g/t)

02-88	165.15	172.4	7.25	2.31	Seeber River C
Includes	165.15	167.95	2.8	3.34	Seeber River C
sub includes	167.7	167.95	0.25	7.17	Seeber River C

02-90	109.85	117	7.15	3.72	Seeber River C
Includes	109.85	112	2.15	7.51	Seeber River C

02-92	160.6	163.7	3.1	5.14	Seeber River C
Includes	160.6	162.6	2	7.10	Seeber River C

02-94	65	73	8	2.98	Seeber River B
Includes	69	71	2	8.79	Seeber River B
sub includes	69	70	1	11.39	Seeber River B

02-97	410.9	413.3	2.4	7.60	Twin Lakes C
Includes	412.9	413.3	0.4	27.35	Twin Lakes C

	From	To	Length	Au Avg	Zone
Drill Hole Number	(m)	(m)	(m)	Grade (g/t)

02-99	350.6	353	2.4	10.39	Twin Lakes B
Includes	350.6	351.15	0.55	42.18	Twin Lakes B

02-99	356.5	357	0.5	34.2	Twin Lakes B

02-99	390.8	391.2	0.4	7.36	Twin Lakes C

02-99	418.9	419.88	0.98	43.24	Twin Lakes C
Includes	419.4	419.88	0.48	80.25	Twin Lakes C

Re-Assay of Noranda DDH

91-57	331.1	337	5.9	8.82	Twin Lakes B
includes	332	335.4	3.4	14.49	Twin Lakes B
sub-includes	332	333	1	29.5	Twin Lakes B
And	334	335.4	1.4	12.93	Twin Lakes B

Results from the new Twin Lakes West zone are encouraging as they occur 500 meters west of the main Twin Lakes Zone and appear to represent another mineralized shoot that has similar geometry to the zone identified in the winter 2002 drill program. This Twin Lakes West zone has only been drill tested with three holes (91-57, 02-97 and 02-99) and remains open in all directions.

The Company is planning a 10,000 meter drill program to begin in the winter of 2003 once freeze up occurs. Drilling will focus on the Twin Lakes zone, the Twin Lakes West zone and possibly two or three regional targets within the belt.

A summer 2002 exploration program also completed mapping and soil /rock geochemical sampling throughout the property. This program identified several soil geochemical anomalies associated with airborne geophysical anomalies up to 11.0 kilometers away and along strike from the main Twin Lakes zone that will be examined with ground based geophysics in the winter of 2003, with possible drill follow up, if warranted.

To fund exploration on the Monument Bay property, in February, 2002 and August, 2002 the Company completed two brokered private placements of flow-through shares.

Acquisition and Assignment of East Pansky Property

Pursuant to an agreement dated May 17, 2002, (the “Kola Closing Agreement”) the Company acquired on an arm’s length basis from Rocliffe Developments Limited (“Rocliffe”) the right to earn up to an initial indirect 72% interest (being 80% of a 90% interest) held by Rocliffe in the East Pansky platinum palladium property located in the Kola peninsula of western Russia. In addition, on May 24, 2002, the parties entered into a shareholders’ agreement to govern the relationship of the Company (80%) and Rocliffe (20%) as shareholders of Majestic Red Limited, the corporation which indirectly holds a 90% interest in the East Pansky Property (the “Redco Shareholders’ Agreement”). On August 22, 2002, the Company assigned (the “Assignment”) all of its rights, interest and obligations under the Kola Closing Agreement and the Redco Shareholders’ Agreement in respect of the East Pansky exploration licence to Puma, an affiliated company, the shares of which are listed for trading on the TSX Venture Exchange, on the following basis: (i) the issuance to the Company of 13 million Puma shares in settlement of approximately Cdn$4.4 million of existing debt owed to the Company; and (ii) the issuance to the Company of 4 million Puma shares at an ascribed price of Cdn$0.25 per share together with a cash payment of Cdn$381,734.07 in reimbursement for expenditures of the Company, up to closing, related to the acquisition and a preliminary drill program initiated by the Company. In addition, the Company has the right to maintain its percentage ownership of Puma in the event of future equity issues by Puma. Under the Assignment, Puma assumed all of the Company’s obligations under the Kola Closing Agreement and the Redco Shareholders’ Agreement. If Puma fails to make certain payments or expenditures required by the Redco Shareholders’ Agreement with a result that Puma is in default under such agreement, the Company will have the right to reacquire from Puma the interest in the East Pansky property in consideration of the payment of $10 to Puma and for providing funding for any payment owning to Rocliffe under the Redco Shareholders’ Agreement, thereby preserving rights to the property. The Company now holds a majority ownership (64%) in Puma and continues to provide management services to Puma.

The platinum group mineralization on the East Pansky property occurs within sulphide bearing horizons (reefs) within a layered intrusion. The best zone identified by the Russian operators on the East Pansky property is the Churazorski zone located at the far eastern end of the property. This zone, which is open along strike and at depth, has been traced along strike for 800 meters in outcrop and for 600 metres in 3 drill holes totalling approximately 360 metres. An ongoing ground magnetometer survey indicates the stratigraphy in the Churazorski zone is continuous for at least 6 kilometres and is open to the east and west.

The East Pansky property covers the eastern 31 km of the 80 km long by 3-6 km wide Lower Proterozoic Federo-Pansky ultramafic to mafic layered intrusion. Mineralization on the East Pansky property occurs in 2 horizons. The northern reef, which includes the Churazorski zone, has been partially defined by mapping and limited drilling in 4 zones over 16 kilometres. The zones are largely unexplored and up to 8 kilometres of strike length between the zones is untested. The southern reef has been traced along strike for 4 kilometres in 2 zones. The infrastructure at East Pansky is considered excellent. The Monchegorsk nickel-copper smelter is located 120 kilometres west of the property and a power line and railroad are located 40 kilometres west of the property.

The Company’s technical team believe that this property has the potential to host a reef style platinum-palladium deposit similar to those found in South Africa, Finland and Montana. A 6,000 metre diamond drill project is currently underway by Puma to evaluate the mineralization at the Churazorski zone.

Refugio Project Financing Repayment

During 2001, CMM renegotiated the Refugio loan repayment terms in connection with a credit facility with Barclays Bank Plc. in light of the suspension of mining at the Refugio mine in 2001. $8 million of the loan was repaid during 2001, leaving $4 million outstanding by year end. On March 31, 2002, $500,000 was repaid. In June 2002, the Company received an extension from Barclays PLC of the final repayment date of the remaining $3.5 million balance owing from June 30, 2002 to July 31, 2002. Subsequent to June 30, 2002, the final repayment date was further extended to the earlier of August 31, 2002 and the date in which the arbitration award was received by Maricunga. The remaining outstanding balance of $3.5 million on the Refugio loan was repaid on August 29, 2002 using partial proceeds received from the arbitration settlement (see “The Company – The Refugio Mine”).

Divisadero Property, El Salvador

On August 28, 2002, the Company announced that it had signed a letter agreement with Intrepid Minerals Corporation (“Intrepid”) for an option to acquire up to 75% interest in the Divisadero property, a high grade gold and silver target in El Salvador. Legal and technical due diligence is currently being carried out on the property but based on historic data as well as recent surface mapping and sampling by Intrepid, the Company considers that the Divisadero property has the potential to host multiple high grade vein targets. Exploration, consisting of geological mapping, sampling, and compilation, commenced in September 2002. The minimum required drill program will commence in the first quarter of 2003.

The property lies approximately 20 kilometres northeast of the City of San Miguel in the lowland plateau of eastern El Salvador. It consists of a 12,500 hectare land position covering an area of historical shallow underground mines and prospects, mostly worked prior to 1920. The area hosts a multiple vein swarm and associated stockwork zones within a Tertiary volcanic package, transacted by a northwest structural corridor 4 kilometres long and up to 500 meters wide. Mineralization consists of variable to bonanza grade gold and silver values within epithermal quartz veining of low-sulphidation character.

Under the terms of a two-stage agreement, the Company has the right to earn up to a 60% interest in the Divisadero property through stage 1 expenditures of $2 million over three years, including a guaranteed minimum program of 3,500 meters of exploration drilling. The Company can then increase to a 75% interest through an additional US$2 million of stage two expenditures over the following two years. Should the property host a drill inferred mineral resource in excess of two million gold-equivalent ounces at the conclusion of stage two, Intrepid retains the right to back in to a 40% aggregate interest (and reduce the Company’s interest to 60%) by funding additional ongoing expenditures of $4 million.

Kupol Gold and Silver Project, Russia

The Company announced on October 29, 2002 that it had entered into a letter of intent with the Government of Chukotka, an autonomous Okrug (region), in northeast Russia representing an agreement in principle to acquire up to a 75% interest in the high-grade Kupol gold and silver project (see “The Company – Other Projects”).

The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometres of strike length and remains open along strike and at depth.

Approximately 35 trenches have been completed over 3 kilometres of strike length with several high grade intercepts occurring along an 1,800 metre section including, 183.4 g/t gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34 (all values are uncut).

Results have also been received from 20 diamond drill holes (approximately 2,500 metres) that have been drilled along 400 metres of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t gold and 530.9 g/t silver over 41.3 metres (true width 15 metres - all values are uncut).

The Kupol project is located approximately 950 kilometres northeast of the Company’s Julietta Mine and 200 kilometres east of the City of Bilibino. Access to the property is via dirt road and all terrain track in the summer and winter road for the remainder of the year or by helicopter from Bilibino.

The acquisition remains subject to completion of definitive documentation and the Company’s final due diligence review. The Company expects to complete such documentation in December 2002.

Plan of Arrangement with EAGC Ventures Corp.

The Company and EAGC Ventures Corp. (“EAGC”), a TSX Venture Exchange listed company, have entered into an arrangement agreement dated November 1, 2002 (the “Arrangement Agreement”) pursuant to which the Company will acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of the Company for each common share of EAGC pursuant to a statutory plan of arrangement (the “Arrangement”). In addition, the Company has agreed to issue to the holders of convertible securities of EAGC one common share of the Company in lieu of each common share of EAGC such holder would have received upon exercise of their convertible securities. Upon completion of the Arrangement EAGC will become a wholly-owned subsidiary of the Company. It is anticipated that the Company will issue or make issuable under convertible securities, approximately 74 million Common Shares pursuant to the Arrangement, representing approximately 28% of the Company’s current fully diluted issued and outstanding shares (prior to completion of this offering).

EAGC, through its wholly-owned subsidiary Chimera Mines and Mineral Corporation, recently acquired from Petra Mining Limited (“Petmin”), a South African gold mining company the shares of which are listed on the JSE Securities Exchange South Africa, all of the issued and outstanding shares of Petmin’s wholly owned subsidiary, Petrex (Proprietary) Limited (“Petrex”), for aggregate consideration of $66,666,667. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries (collectively the “Petrex Group”) involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete its recent Acquisition, EAGC arranged a $35 million loan facility and a $5 million working capital facility from a syndicate of banks led by Standard Bank London Limited. On completion of the Arrangement, the Company or a subsidiary company will assume this loan and working capital facility. In addition, EAGC recently completed a special warrant financing through its agents, Griffith McBurney & Partners, BMO Nesbitt Burns and Canaccord Capital Corporation, which raised approximately Cdn$65.8 million (approximately $42 million). Each special warrant was sold at a price of Cdn$1.40 and is exercisable, for no further consideration, into one common share of EAGC and one-half share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn$1.90 for a period of five years. Under the terms of the Arrangement Agreement, the Company acquired 11,230,714 of the special warrants at a cost of approximately $10 million. Under the Arrangement, all outstanding EAGC special warrants will, in accordance with their terms, be deemed exercised immediately prior to completion of the Arrangement into common shares and warrants of EAGC. On completion of the Arrangement, any common shares and warrants of EAGC held by the Company will be cancelled. All other common shares issued upon deemed exercise of special warrants not held by the Company will, in accordance with the Arrangement, be exchanged for Common Shares and all warrants not held by the Company will entitle the holder upon exercise to receive Common Shares.

The following information concerning the East Rand Properties of the Petrex Group is reported by EAGC in its information circular dated September 24, 2002, as amended October 17, 2002 (the “Acquisition Circular”). The East Rand Properties held by the Petrex Group lie within the Witwatersrand Basin which is reported to have had historic production of approximately 1.5 billion ounces of gold. The mining operations of the Petrex Group comprise eight underground shafts and three open pit operations. Total production from all areas for the year ended June 30, 2002, was 137,180 ounces of gold from 1,501,000 tonnes of ore. Total cash cost including development capital and water-pumping costs averaged approximately $218 per ounce. As reported by EAGC in the Acquisition Circular, a technical report dated October, 2002 prepared on behalf of EAGC by SRK Consulting (Canada) Inc., estimates, assuming a Rand price of ZAR 105 per gram of gold, the total measured mineral resources of the Petrex Group to be 12.333 million tonnes (1.841 million contained ounces), at an average grade of 4.64 grams of gold per tonne and the total indicated mineral resources to be 5.203 million tonnes, (822,000 million contained ounces) at an average grade of 4.92 grams of gold per tonne. Proven mineral reserves are estimated at 10.638 million tonnes (1.056 million contained ounces) at an average grade of 3.09 grams of gold per tonne and probable mineral reserves at 4.902 million tonnes (538,000 contained ounces) at an average grade of 3.41 grams of gold per tonne. The 10-year mine plan for the Petrex Group’s East Rand projects produces a total 1.75 million ounces of gold which includes the proven and probable mineral reserves with the balance coming from gold vampings and open pit and surface sand dumps. The Company has not formally verified these mineral resources and reserves at this time.

Completion of the Arrangement is expected to increase the Company’s projected annual production to approximately 315,000 ounces of gold per year with projected operating cash costs of approximately $135 per ounce, subject to successfully completing certain planned operating improvements to the Petrex operations. The Company’s reserves and resources combined with Petrex’s current reserves and resources (subject to verification) are expected to total approximately 2.8 million ounces of gold reserves and approximately 11 million ounces of gold resources. The Arrangement will elevate the Company to a low-cost intermediate gold producer with leverage to gold and enhanced liquidity. The foregoing production and resource and reserve figures are projections or estimates and are subject to a number of risks and uncertainties, including those set out under “Risk Factors” in EAGC’s Acquisition Circular.

Completion of the Arrangement is subject to a number of conditions including: (i) approval of EAGC’s shareholders at a special meeting which is currently scheduled for December 18, 2002; (ii) approval for the Arrangement being received from the Company’s lenders on the Julietta mine loan facilities; and (iii) receipt by each of EAGC and the Company of all necessary regulatory and court approvals, including South African competition approvals. The board of directors of EAGC has unanimously recommended that its shareholders vote in favour of the Arrangement and the Company has entered into agreements with holders of the EAGC common shares and other securities to acquire EAGC common shares representing in the aggregate 11,480,000 EAGC common shares to vote in support of the Arrangement at the upcoming shareholders’ meeting.

The Arrangement was entered into at arm’s length between the Company and EAGC. However, Mr. Neil Woodyer, a director of the Company, is also a director and shareholder of EAGC. In addition, Mr. Woodyer is also a shareholder of and is otherwise related to Endeavour Financial Corporation (“Endeavour Financial”), a corporation which has provided financial consulting services to the Company in the past. Endeavour Financial is acting as financial advisor to EAGC on the Loan Financing and received a 2.5% fee in this regard upon closing of such financing. Endeavour Financial is also acting as a financial advisor for both the Company and EAGC on the Arrangement and will receive a fee equal to 2% and 1% of the total transaction value of the Arrangement from each of EAGC and the Company, respectively, on closing of the transaction. The 1% fee payable by the Company will be based on the agreed value of the Arrangement and is payable in Common Shares of the Company. Further, Endeavour Mining Capital Corp. (“Endeavour Mining”), a TSX Venture Exchange listed company of which Mr. Woodyer is the Chief Executive Officer and a director, holds 1,025,000 fully diluted common shares of EAGC and acquired $2 million of the recent EAGC special warrant financing. Endeavour Mining also currently holds 440,000 common shares and 275,000 share purchase warrants of the Company.

For financial information regarding the Arrangement, see the Financial Statements of EAGC, the Financial Statements of Petrex and the Pro-forma Financial Statements attached as Schedules “A ”, “B” and “C”, respectively, hereto.

RISK FACTORS RELATING TO OUR BUSINESS

The following risk factors apply to the business of the Company:

Estimates of Reserves, Mineral Deposits and Production Costs

Although the ore reserve and mineral resource figures incorporated by reference herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Additional Funding Requirement

The Company may require additional financing to meet future expenditures and there is no assurance that the Company will be successful in obtaining the required financing. See “Business of the Company”.

Risks of Development, Construction, Mining Operations and Uninsured Risks

The Company’s ability to meet production, timing and cost estimates for its properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Company.

The business of gold mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage. The Company may incur liability to third parties in excess of any insurance coverage arising from pollution or other damage or injury.

Title Matters

Only a small number of the mining claims in which the Company has an interest are held under governmental lease or patent. Accordingly, other parties may dispute the Company’s title to its mining and other interests.

While the Company has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. If a title defect does exist it is possible that the Company may lose all or part of its interest in properties to which the title defect relates.

Julietta Deposit Area Restrictions

Under the terms of applicable legislation and the terms of the Julietta licence, such licence may be terminated in whole or in part in certain circumstances if OMGC fails to discharge certain obligations.

Julietta Licence Matters

The Julietta licence confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta licence area. There are certain irregularities relating to the Julietta licence which may, if certain proceedings are instituted and are successful, adversely affect OMGC’s interest in the Julietta licence, including adverse changes to the terms of the Julietta licence (such as a possible reduction in the term of the Julietta licence) or the possible termination of the Julietta licence. OMGC has taken, and will continue to take, all available steps to protect its interest in the Julietta licence. Based on the documented support of various levels of the Russian government, OMGC believes that it is unlikely that OMGC’s interest in the Julietta licence will be impugned or materially adversely affected. However, the consequences of various irregularities affecting many Russian mineral properties, including those affecting the Julietta licence, are uncertain given the current political situation and uncertain legal environment in Russia. As well, there is a risk that the Russian governmental authorities may take arbitrary actions against licence holders, whether due to licence irregularities or otherwise.

Currency Risks

The Company reports its financial results and maintains its accounts in U.S. dollars and the market for gold is principally determined in U.S. dollars, however, the Company frequently raises equity financings in Canadian dollars. The Company’s operations in Russia and Chile make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results (see “Risk Factors Relating to Our Business – Foreign Countries and Regulatory Requirements, Currency Risks”).

Gold Price Volatility

The profitability of the Company’s operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The Company’s ability, therefore, to maintain earnings, pay dividends and undertake capital expenditure may be affected in the event of a sustained material reduction in the price of gold. The price of the Company’s Common Shares is also affected by fluctuations in the price of gold. Part of the Company’s production is hedged, which mitigates some of the foregoing risks.

Gold Hedging Position/Risks

The Company mitigates the risk of lower gold prices in the future by hedging a portion of its production. These financial instruments, which subject the Company to market risk and credit risk, consist primarily of gold forward sales contracts and option contracts.

The Company was required by the Julietta mine lenders to hedge part of the Julietta gold production for the first four years of the estimated mine life. Total hedging outstanding as at June 30, 2002 is summarized in the following table:

	2002	2003	2004	2005
Gold put options
# of ounces	9,000	12,500	2,500	0
Price	$280	$280	$280	-
Gold spot deferred contracts
# of ounces	45,000	57,500	51,000	28,500
Average price	$312	$312	$312	$327
Gold contingent forward sales
# of ounces	0	15,000	20,000	10,000
Price	-	$320	$320	$320
Silver contingent forward sales
# of ounces	750,000	1,125,000	0	0
Price	$5.20	$5.20	-	-

At October 31, 2002 the only changes to the Company’s hedge portfolio was the closeout of 15,000 ounces of the gold spot deferred contracts and the expiration of 5,000 gold put options.

The primary risk to the Company’s hedging portfolio from higher gold or silver prices would be due to the contingent forward sales contracts and the spot deferred contracts.

If the price of gold or silver is higher than the contract price of the contingent forward sales contracts ($320 and $5.20 per ounce respectively), the Company will be called upon to deliver ounces at the contract price thereby foregoing the difference.

If the price of gold is higher than the contract price of the spot deferred contracts, the Company has the ability to roll forward the maturity dates of the spot deferred contracts and can therefore delay having to deliver gold into these contracts. If management believes that the increase in the price of gold will not be sustained, the spot deferred contract maturity date will be rolled forward and the intent will be to close the contract once the spot price of gold falls below the contract price.

Management considers that a substantial rise in the gold price will not negatively impact the Company’s earnings as the Company has hedged a relatively small proportion of its overall gold reserves and resources. As the price of gold rises, the Company’s reserve base increases and the percentage of hedged ounces decreases.

Based on the Company’s current hedging position and production profile, the average realized price of gold for 2003-2005 at various spot gold prices is:

Spot price	Bema realized
of gold	gold price
$300	$311
$325	$321
$350	$331

The Company’s exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward sales and option contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it can minimize credit risk by monitoring the financial condition of its counterparties and dealing with large, creditworthy institutions. The counterparties for the Company’s current hedge portfolio do not require margin deposits and are senior international banking institutions that are also lenders to the Company.

Foreign Countries and Regulatory Requirements

The Company’s most important assets are located in Russia and Chile and the gold mining assets of EAGC, if acquired, are located in South Africa. Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to environmental legislation and mine safety.

Lack of political stability, changes in political attitudes and changes to government regulations relating to foreign investment and the mining business are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. In addition, the Magadan regional government’s current policy of encouragement of foreign investment may change, nationalization of the gold mining industry may occur, or other governmental limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter laws regulating mineral concessions or other mineral rights could have a material adverse effect on OMGC. There can be no assurance that the assets of OMGC will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to OMGC the market value or value of the original investment.

Possible political or economic instability in the Russian Federation and the Magadan region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment is characterised by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of OMGC. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Law on the Subsurface and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret or apply regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that OMGC has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to OMGC’s investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on OMGC.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation.

Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of OMGC’s abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

Russian Taxation Risks

Taxes payable by gold producers in Russia to federal, regional and local budgets include profits tax, value added tax, tax for extracting minerals and other miscellaneous taxes. They include the following major taxes:

Export duty - Current rates of export duty are 0% of the sales value of gold (reduced on February 14, 2002 from 5%) and 0% of the sales value of silver (reduced on August 15, 2002 from 6.5%) .

Profits tax - On January 1, 2002, the profit tax was reduced from 35% to 24%, of which 7.5%, 14.5% and 2% will be payable to federal, regional and local governments, respectively. Russian legislation provide for certain exemptions from profits tax, which include charter capital contributions, use of funds for capital investments and transfer of funds free of charge from foreign investors to finance capital investments of production designation, conditional upon their use within one year of receipt.

Value added tax (VAT) - Current rate of VAT is 20% which is wholly transferable to the federal budget in the year 2002. VAT is also charged by custom authorities for the import of goods into the territory of Russia. The rates of import VAT are the same as the rates of VAT applicable to the sale of goods in Russia. The most important exemptions from import VAT include the import by foreign investors of technological equipment as charter capital contributions to a Russian company. Import VAT is offsettable once the goods are accounted for on the books of the recipient.

Miscellaneous taxes - There are also some other regional and local taxes and royalties which include property tax, sales tax and taxes transferred to the road fund. The current rate of tax for extracting minerals is 6% of the sales value for gold and 6.5% of the sales value for silver. A 1% road tax, based on production, also applies.

The rates of these taxes may change, other taxes may be introduced and exceptions previously available or believed to be available may cease to be so or proved not to have been available, which in each case may have a material and adverse effect on the business of the Company.

In July 1999, the Law on Special Economic Zone of the Magadan Region entered into force, in accordance with which companies registered on the territory of the Special Economic Zone are exempted from that part of all taxes which is transferred to the federal budget until the end of the year 2005. There is a difference of opinion on whether the tax exemptions provided by the above law are legal. The exemptions established by the Special Economic Zone Law, however, do not cover payroll taxes. Besides that, the above law establishes certain exemptions on payment of export and import customs duties. The Julietta mine has benefited from the reduction in VAT from 20% to 8% only on the importation of goods into Russia. Domestic goods purchased within the SEZ are subject to 20% VAT.

Restricted Rights to Sell Gold in Russia

Currently, under Russian legislation, the Federal Ministry of Finance (Gokhran) and regional authorities (regional funds for precious metals) have a preferential right to purchase gold and silver bullion bars from the producers of precious metals. In the case of sales by producers to Gokhran and/or regional authorities, such state agencies buy at prices that are based on international market prices. It should, however, be noted that usually there are serious delays in payment for domestic sales where the State is involved. In the case where entities that have a first priority right have waived such right for the respective year during the term of the commercial production, producers may sell gold and silver bars only to Russian authorized banks or export such metals directly during such year. Gokhran and the regional authorities have agreed to provide a yearly waiver of their rights to purchase precious metals produced by Julietta until repayment of the Julietta project loan (see “The Company – The Julietta Mine).

In addition to selling gold and silver bars on the domestic Russian market and provided that the above noted first priority right is waived annually, producers may export their gold and silver bullion bars through Russian authorized banks and/or directly to offshore purchasers.

Up to mid-July 2002, the Company sold gold to authorized Russian banks without any delays or problems. Since July 2002, the Company has been exporting its gold production and selling to Western banks but there can be no assurance this will continue to be the case.

Currency Risks

In practice, foreign currency transactions in Russia are generally subject to strict controls. Exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favourable rates. In the circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian rouble and as a result the Russian Government would be unable to demonstrate any consistent enforcement of currency laws.

The Russian rouble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian rouble into other currencies, that market is limited in size and is subject to rules limiting the purposes for which conversion can be effected.

Currently, 50% of foreign currency earnings from export sales must be converted into Russian roubles, but there can be no certainty how long these provisions and/or this level will remain in force. There can be material practical difficulties and delays involved in seeking to remit funds from Russia.

South African Risks

To the extent the Company completes the Arrangement with EAGC, the Company may be subject to additional risk factors similar to those outlined by EAGC in the Acquisition Circular (see “Recent Developments – Plan of Arrangement with EAGC Ventures Corp.”.)

Environmental and Other Regulatory Requirements

The Company’s operations are subject to the extensive environmental risks inherent in the gold mining industry.

The current or future operations of the Company, including development activities and commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company uses hazardous chemicals such as sodium cyanide in its heap leaching process and must operate in accordance with government regulated environmental standards. Existing and possible future environmental legislation, regulations and actions could cause significant additional expense, capital expenditures, restrictions and delays in the activities of the Company.

There can be no assurance, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that applicable laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Although the Company believes that it is in substantial compliance in all material respects with applicable material environmental laws and regulations, there are certain risks inherent in its activities such as accidental spills, leakages or other unforeseen circumstances, that could subject the Company to extensive liability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.

Russia

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in OMGC’s activities, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. OMGC’s right to exploit the Julietta licence area is subject to various reporting requirements. Environmental impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Chile

Under the Chilean environmental law brought into effect in March 1994, all major projects require an “Environmental Permit” before commencing construction or production. The Company believes Maricunga holds all material required permits for operation of the Refugio mine.

Mining activities in Chile are regulated by Decree Law 72 which establishes the Mines Safety Code (Reglamento de Seguridad Minera). This document defines and regulates the general health and safety procedures that must be followed by all Chilean mines. Sernageomin is charged with ensuring compliance with the Safety Code through site visits by the Regional Mines Inspector.

Risks of Non-availability of Insurance

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Payment Obligations

Under the exploration licenses and certain other contractual agreements to which the Company is or may in the future become a party, the Company is or may become subject to payment and other obligations. If such obligations are not complied with when due, in addition to any other remedies which may be available to other parties, this could result in dilution or forfeiture of interests held by the Company. The Company may not have, or be able to obtain, financing for all such obligations as they arise.

Dependence on Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

USE OF PROCEEDS

The gross proceeds to be received by the Company from the sale of the Units will be Cdn$5,000,000, or Cdn$16,000,000 if the Option is fully exercised. The net proceeds to be received by the Company will be Cdn$4,600,000, or if the Option is fully exercised Cdn$14,940,000, after payment of the Underwriters’ cash commission of Cdn$300,000 (Cdn$960,000 if the Option is fully exercised) and after deducting costs of the issue estimated at Cdn$100,000. The Company proposes to use the proceeds for working capital for general corporate purposes.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated November 28, 2002 between the Company and the Underwriters, the Company agreed to sell, and the Underwriters have severally agreed to purchase, as principal, 3,125,000 Units of the Company at a price of Cdn$1.60 per Unit on the terms and subject to the conditions contained therein against delivery of certificates representing the Common Shares and Warrants comprised in the Units. The closing of this transaction will take place on or about December 3, 2002, or such other date as may be agreed upon.

Each Unit consists of one Common Share of the Company and one half of a Warrant of the Company. Each Warrant entitles the holder to purchase one additional Common Share of the Company for a period of 18 months from the date of issue at a price of Cdn$2.00 per Common Share.

The Company has granted the Underwriters the Option, exercisable in whole in part at the sole discretion of the Underwriters until 48 hours prior to closing, to purchase up to 6,875,000 Additional Units at a price of Cdn$1.60 per Additional Unit having the same attributes as the Units.

A purchaser who acquires Additional Units, and the Common Shares and Warrants comprised in the Additional Units, from the Underwriters upon the exercise of the Option acquires those Additional Units, and the Common Shares and Warrants comprised in the Additional Units, under this short form prospectus and will receive a copy of it.

The offering price of the Units offered by the Underwriters was determined by negotiation between the Company and the Underwriters.

The Company has applied to list the Common Shares comprised in the Units (including the Additional Units which may be issued upon the exercise of the Option) and the Common Shares issuable upon exercise of the Warrants to be distributed under this short form prospectus on the TSX and AMEX. Listing will be subject to the fulfilment by the Company of all the listing requirements of the TSX and AMEX. The Warrants will not be listed on any stock exchange and as a result there will be no market through which the Warrants may be sold and none is expected to develop.

Qualification of Securities for Distribution

This short form prospectus qualifies the distribution of the Units and the Additional Units together with the Common Shares and Warrants comprised in the Units and the Additional Units. A holder of Units or Additional Units may sell any Common Shares received upon exercise of Warrants sold pursuant to this short form prospectus pursuant to the securities legislation of the provinces of British Columbia, Ontario, Alberta and Manitoba without further qualification, subject only to control block restrictions. This short form prospectus also qualifies the distribution to the Underwriters of the Option.

Appointment of Underwriters

In consideration for the services to be performed by the Underwriters, the Company has agreed to pay to the Underwriters a commission equal to 6% of the gross proceeds of the offering. The Company has the right to direct the sale of up to 500,000 Units. To the extent that the sale of such Units is directed by the Company, the Underwriters’ cash commission will be reduced to 2% of the proceeds received by the Company from the sale of such Units.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Units if any of the Units are purchased under the Underwriting Agreement. The Company has agreed with the Underwriters not to issue or sell Common Shares or securities convertible into or exchangeable for Common Shares (other than: (i) directors, officers or employee stock options or similar issuances pursuant to the share incentive plan of the Company and other existing share compensation arrangements; (ii) outstanding share purchase warrants; (iii) obligations in respect of existing mineral property agreements; (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business; and (v) in relation to the plan of arrangement with EAGC (see “Recent Developments – Plan of Arrangement with EAGC Ventures Corp.”) for a period of 90 days following the closing of this offering without the prior written consent of the Underwriters, such consent not to be unreasonably withheld. The Company has agreed to indemnify the Underwriters and their directors, officers, employees or agents against certain liabilities.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Common Shares and Warrants comprised in the Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except that the Units may be offered and sold to accredited investors by the Company pursuant to Rule 506 under the 1933 Act on a private placement basis. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in the United States.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Units: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing (the “distribution compliance period”). The Underwriters have further agreed that all offers and sales of the Units during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling concession, fee or other remuneration in respect of the Units, to which they sell Units during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of the Units within the United States or to, or for the account or benefit of, U.S. persons. Common Shares comprised in the Units may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that the offer is not made to a person in the United States and neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of Common Shares or Warrants comprised in the Units within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a US person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

CONSOLIDATED CAPITALIZATION

Since December 31, 2001, the date of the Company’s last audited financial statements, to November 27, 2002, the following changes have occurred in the loan and share capital of the Company:

1.
the remaining $4 million outstanding balance of the Company’s credit facility with Barclays Bank Plc. for the Refugio mine was repaid in full (see “Recent Developments – Refugio Project Financing Repayment”);

2.
pursuant to a convertible loan agreement between the Company and Resource Capital Fund L.P. (“RCF”) dated August 12, 1999, the Company issued 6,512,850 Common Shares to RCF at a conversion price of Cdn$1.07 per share upon full conversion of a $5 million principal amount convertible loan facility;

3.
pursuant to a convertible loan agreement dated July 13, 2000, the Company issued 6,189,472 Common Shares to RCF at a conversion price of Cdn$0.95 per share upon full conversion of a $4 million principal amount convertible loan facility;

4.	$4,166,667 of the $25 million project loan facility for the construction of the Julietta mine with HBV Group and Standard Bank London Limited was repaid;

5.	$1,416,667 of the $10 million project loan facility with International Financial Corporation for the construction of the Julietta mine was repaid;

6.
7,310,400 Common Shares were issued to Standard Bank London Limited at a conversion price of Cdn$0.85 per Common Share pursuant to the conversion of $4 million of convertible notes, together with accrued interest of $227,000, under Note Purchase Agreements dated September 12, 2000;

7.	16,666,667 Common Shares were issued at a price of Cdn$1.50 in connection with an underwritten public offering by way of short form prospectus (see “Recent Developments – Recent Financings”);

8.
1,884,616 Common Shares were issued at a price of Cdn$0.65 per Common Share and 416,666 Common Shares at a price of Cdn$0.66 per Common Share in connection with a brokered private placement of flow- through shares of the Company;

9.
150,000 Common Shares were issued to Wolfden at a deemed price of Cdn$0.72 per Common Share pursuant to the terms of an option agreement relating to the Monument Bay gold property (see “The Company – Other Projects”);

10.
4,149,813 Common Shares were issued to Orocon Inc. at a conversion price of Cdn$1.154 per Common Share upon conversion by Orocon Inc. of a Cdn$4,790,544 principal amount convertible promissory note issued to Orocon Inc. on March 22, 2002;

11.	1,238,950 Common Shares were issued at a price of Cdn$2.30 per Common Share in connection with a brokered private placement of flow-through common shares of the Company;

12.	300,000 Common Shares were issued at a price of Cdn$0.45 as a result of the exercise of warrants previously issued on September 22, 2000 to International Finance Corporation;

13.	5,165,250 Common Shares were issued at a price of Cdn$0.70 as a result of the exercise of previously issued share purchase warrants;

14.	1,852,100 Common Shares were issued at a price of Cdn$0.50 as a result of the exercise of previously issued share purchase warrants;

15.	164,760 Common Shares were issued at a price of Cdn$1.64 as a result of the exercise of previously issued share purchase warrants;

16.	110,650 Common Shares were issued at a price of Cdn$2.00 as a result of the exercise of previously issued share purchase warrants;

17.	430,000 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.25 per share;

18.	2,058,500 Common Shares were issued as a result of the exercise of previously issued stock options granted, at an exercise price of Cdn$0.31 per share; and

19.	200,000 Common Shares were issued as a result of the exercise of previously issued stock options, at an exercise price of Cdn$1.04 per share; and

20.	2,795,000 Common Shares were issued at a price of Cdn$1.30 as a result of the exercise of previously issued warrants.

DETAILS OF THE OFFERING

The Offering

The offering consists of 3,125,000 Units, each Unit consisting of one Common Share and one-half of a Warrant. Each Warrant will entitle the holder to purchase one additional Common Share of the Company for a period of 18 months from the date of issue of the Warrants at a price of Cdn$2.00 per Common Share. In addition, the Underwriters have the Option to purchase up to a maximum of 6,875,000 Additional Units, having the same terms as the Units. The Company has allocated Cdn$1.54 for the Common Share and Cdn$0.06 for the one-half Warrant comprised in the Units and Additional Units. The Company considers it reasonable to allocate Cdn$1.54 for the Common Share and Cdn$0.06 for the one-half Warrant.

Warrants

The Warrants will be issued under a warrant indenture (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”). The Company will appoint the principal transfer offices of the Trustee in Vancouver and Toronto as locations at which the Warrants may be surrendered for exercise, transfer or exchange. The Warrant Indenture will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Common Shares to be issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company’s common shares, the payment of stock dividends and the amalgamation of the Company.

The Warrants may not be exercised in the United States or by or on behalf of a U.S. person unless an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available to the holder. The Warrants will not be listed on a stock exchange.

The foregoing is a summary only of the terms of the Warrants and is qualified subject to the more detailed provisions of the Warrant Indenture.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of Common Shares. As at November 27, 2002, the Company had 242,434,464 Common Shares outstanding. All the issued Common Shares are fully paid and are not subject to any future call or assessment. All the issued Common Shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

LEGAL MATTERS

Certain legal matters relating to the offering and to the common shares to be distributed pursuant to this short form prospectus will be reviewed by Gowling Lafleur Henderson LLP on behalf of the Company and by Stikeman Elliott on behalf of the Underwriters. As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP as a group and the partners and associates of Stikeman Elliott as a group beneficially owned directly or indirectly less than 1% of the issued and outstanding common shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the jurisdictions in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

Schedule “A”

EAGC VENTURES CORP.

Financial Statements

EAGC VENTURES CORP.

REPORT AND FINANCIAL STATEMENTS

March 31, 2002, 2001 and 2000

(Stated in Canadian Dollars)

TERRY AMISANO LTD.	AMISANO HANSON
KEVIN HANSON, C.A.	CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Directors of
EAGC Ventures Corp.

We have audited the balance sheets of EAGC Ventures Corp. as at March 31, 2002 and 2001 and the statements of loss and deficit and cash flows for each of the years in the three year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 26, 2002, except as to Note 9, which is as	Chartered Accountants
of September 24, 2002

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus

EAGC VENTURES CORP.
BALANCE SHEETS
(Stated in Canadian Dollars)

ASSETS

	(Unaudited)
	June 30,	March 31,
	2002	2002	2001
Current
Cash	$595,421	$2,140	$16,739
Accounts receivable	1,668	1,429	-
Prepaid expenses	1,025	1,538	1,204

	$598,114	$5,107	$17,943

LIABILITIES

Current
Accounts payable – Note 5	$261,374	$230,191	$155,718
Loan payable	200,000	-	-

	461,374	230,191	155,718

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Note 6	6,966,684	6,966,684	6,909,284
Shares subscribed – Note 6	405,000	-	45,400
Excess value of share capital over value attributed
to share capital for accounting purposes on
amalgamation – Note 3	(2,241,606)	(2,241,606)	(2,241,606)

Deficit	(4,993,338)	(4,950,162)	(4,850,853)

	136,740	(225,084)	(137,775)

	$598,114	$5,107	$17,943

Nature and Continuance of Operations – Note 1
Commitments – Note 6
Subsequent Events – Note 9

APPROVED BY THE DIRECTORS:

“Gordon Keep”		“Jay Sujir”
	, Director		, Director

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
STATEMENTS OF LOSS AND DEFICIT
for the years ended March 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	(Unaudited)
	Three months ended
	June 30,		Years ended March 31,
	2002	2001	2002		2001	2000
Expenses
Accounting and audit	$1,500	$1,500	$9,975		$7,750	$12,873
Administration fees	-	-	-		17,801	21,086
Amortization – capital assets	-	-	-		4,509	5,636
Amortization – deferred charges	-	-				1,596
Bank charges and interest – Note 5	11,573	1,139	10,287		17,019	20,716
Consulting fees	20,243	-	-		7,000	-
Foreign exchange (gain)	(3,346)	(2,299)	1,031		60,741	(18,771)
Legal fees – Note 5	-	-	11,014		35,316	7,236
Management fees – Note 5	9,000	9,000	36,000		41,357	51,916
Office and miscellaneous	-	2,313	10,743		21,973	26,683
Rent	-	-	-		11,075	17,503
Transfer agent and filing fees	4,246	6,740	20,523		18,677	4,483
Travel and accommodation	-	-	-		9,899	13,492

Loss before other items	(43,216)	(18,393)	(99,573)		(253,117)	(164,449)

Other items
Gain on write-off of accounts payable	-	-	-		234,884	-
Write-off of resource property costs	-	-	-		-	(587,506)
Loss on disposal of resource properties	-	-	-		(2,538,436)	-
Loss on disposal of capital assets	-	-	-		(85,120)	-
Interest income	40	155	264		119	-

	40	155	264		(2,388,553)	(587,506)

Net loss for the period	(43,176)	(18,238)	(99,309)		(2,641,670)	(751,955)

Deficit, beginning of the period	(4,950,162)	(4,850,853)	(4,850,853)		(2,209,183)	(1,457,228)

Deficit, end of the period	$(4,993,338)	$(4,869,091)	$(4,950,162)		$(4,850,853)	$(2,209,183)

Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.10)	$	(3.22)	$(0.91)

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
  (formerly East Asia Gold Corp.)
STATEMENTS OF CASH FLOWS
for the years ended March 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	(Unaudited)
	Three months ended
	June 30,		Years ended March 31,
	2002	2001	2002	2001	2000
Operating Activities
Net loss for the period	$(43,176)	$(18,238)	$(99,309)	$(2,641,670)	$(751,955)
Add (deduct) charges to income not
involving cash:
Amortization – capital assets	-	-	-	4,509	5,636
Amortization – deferred charges	-	-	-	-	1,596
Loss on resource properties	-	-	-	2,538,436	-
Loss on capital assets	-	-	-	85,120	-
Write-off of resource property costs				-	587,506
Gain on write-off of accounts payable	-	-	-	(234,884)	-

	(43,176)	(18,238)	(99,309)	(248,489)	(157,217)
Changes in non-cash working capital
items related to operations:
Accounts receivable	(239)	-	(1,429)	-	-
Accounts payable	31,183	16,069	74,473	73,379	78,866
Due to related parties	-	-	-	174,662	110,121
Prepaid expenses	513	401	(334)	(1,204)	-

Cash provided by (used in) operating activities	(11,719)	(1,768)	(26,599)	(1,652)	31,770

Investing Activities
Decrease in performance security
deposits	-	-	-	35,845	58,799
Resource property costs	-	-	-	(62,862)	(91,727)

Cash used in investing activities	-	-	-	(27,017)	(32,928)

Financing Activities
Loan payable	200,000	-	-	-	-
Common shares subscribed	405,000	-	-	45,400	-
Issue of common shares	-	12,000	12,000	-	-

Cash provided by financing activities	605,000	12,000	12,000	45,400	-

Increase (decrease) in cash during the
period	593,281	10,232	(14,599)	16,731	(1,158)

Cash, beginning of the period	2,140	16,739	16,739	8	1,166

Cash, end of the period	$595,421	$26,971	$2,140	$16,739	$8

Non-cash Transaction – Note 8

SEE ACCOMPANYING NOTES

EAGC VENTURES CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

The Company is in the development stage and its business is the exploration and development of resource properties. During the year ended March 31, 2001, the Company disposed of its resource properties.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $225,084 as at March 31, 2002. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal operations as they become due.

During the year ended March 31, 2002, the Company changed its name to EAGC Ventures Corp. and consolidated the authorized and issued shares on the basis of fourteen old shares for one new share.

Note 2	Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(b) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 2
(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

	(c)	Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

	(d)	Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

	(e)	Stock-based Compensation Plan

The Company has approved share purchase options which are disclosed in Note 6. No compensation expense is recognized for these plans when shares or share purchase options are issued to employees and directors. Any consideration paid by employees and directors on the exercise of share purchase options or purchase of shares is credited to share capital.

	(f)	Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

	(g)	Income Taxes

Effective on April 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following the new standards recommended by the Canadian Institute of Chartered Accountants (“CICA”). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 3
(Stated in Canadian Dollars)

Note 3	Amalgamation

On May 17, 1996, the Company amalgamated with Mountain Beaver Resources Ltd. (Mountain Beaver). The primary purpose of the amalgamation was to effect a reverse take-over by the Company of Mountain Beaver. On an amalgamation, the amount shown as issued share capital of the amalgamated company is equal to the aggregate of the issued share capital of each of the amalgamating companies prior to the amalgamation. The excess of the share capital legally required to be shown on the balance sheet over the value attributed to the shares for accounting purposes ($2,241,606) has been disclosed as a separate debit in shareholders’ equity as required under reverse take-over accounting.

Note 4	Resource Property Costs

Union of Myanmar

	a)	Block 14

The company entered into an agreement dated August 18, 1995 with the Department of Geological Survey and Mineral Exploration of the Ministry of Mines, Union of Myanmar (“D.G.S.E.”), for the exploration of Block 14 in the Union of Myanmar.

	b)	Block 4

The company entered into an agreement dated July 8, 1996 with the D.G.S.E. for the exploration of Block 4 in the Union of Myanmar.

Pursuant to an Asset Purchase Agreement dated March 30, 2001, Block 14 and Block 4 was sold to a former director for total consideration of $663,000. The shareholders approved this agreement on January 9, 2001. The disposal of the resource properties and related exploration equipment resulted in a loss on disposal of resource properties of $2,538,436 and a loss on disposal of capital assets of $85,120.

Democratic Republic of the Congo

The company entered into agreements in October 1998 with La Generale Des Carrieres et Des Mines and Comiex – Congo S.A.R.L. to earn a 50% interest in the Mukando copper/cobalt and Luisha copper/cobalt projects located in the Democratic Republic of the Congo. During the year ended March 31, 2000, the company abandoned all rights to these two projects and resource property costs totalling $587,507 were written-off.

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 4
(Stated in Canadian Dollars)

Note 5	Related Party Transactions

The Company has incurred costs charged by a director of the Company and a partnership of which a director is a partner as follows:

	(Unaudited)
	Three months
	ended June 30,		Years ended March 31,
	2002	2001	2002	2001	2000

Consulting fees - deferred
exploration and development costs	$-	$-	$-	$15,611	$41,093
Consulting fees - other	5,062	-			-
Interest expense	-	-	5,175	13,465	19,445
Legal fees	-	-	11,013	34,807	-
Management fees	6,000	-	-	23,357	51,916
	$11,062	$-	$16,188	$87,240	$112,454

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

During the year ended March 31, 2001, the Company sold resource properties and related exploration equipment to a director for consideration of $663,000.

At March 31, 2002, accounts payable includes $51,716 (2001: $34,807) due to a partnership of which a director is a partner.

Note 6	Share Capital

	a)	Authorized:

Unlimited common shares without par value

During the year ended March 31, 2002, the Company consolidated its issued share capital on the basis of one new share for fourteen old shares. The number of shares outstanding has been retroactively restated to reflect the consolidation.

b)	Issued:	Number	$

	Balance, March 31, 2000 and 2001	823,305	6,909,284
	For cash:
	– pursuant to a private placement – at $0.28	205,000	57,400

	Balance, March 31, 2002 and June 30, 2002	1,028,305	6,966,684

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 5
(Stated in Canadian Dollars)

Note 6	Share Capital – (cont’d)

	c)	Commitments:

Stock-based Compensation Plan

The Company has granted directors share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

A summary of the status of the stock option plan as retroactively restated for share consolidation:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, March 30, 1999 and 2000	67,857	$1.40
Granted	50,000	$0.42
Expired	(47,857)	$1.40
Cancelled	(20,000)	$1.40

Balance, March 30, 2001	50,000	$0.42
Granted	52,500	$0.51

Balance, March 30, 2002 and June 30, 2002	102,500	$0.47

As at March 31, 2002, the following share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each share purchase option held:

Number	Exercise Price	Expiry Date
50,000	$0.42	December 8, 2005
52,500	$0.51	August 8, 2006
102,500

d)	Shares Subscribed

At March 31, 2001, the Company had received $45,400 in respect to a proposed private placement of 205,000 post-consolidation common shares at $0.28 per share. During the year ended March 31, 2002, the Company received the remaining $12,000 and issued 205,000 common shares.

At June 30, 2002 (unaudited), the Company had received $405,000 with respect to a private placement as disclosed in Note 9 (a).

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 6
(Stated in Canadian Dollars)

Note 7	Corporation Income Tax Carryforwards

At March 31, 2002, the Company has accumulated non-capital loss carryforwards totalling $1,454,969 which may be applied against future year’s taxable income. These losses expire as follows:

2003	$261,929
2004	310,005
2005	204,646
2006	178,311
2007	156,444
2008	244,325
2009	99,309

$1,454,969

At March 31, 2002, the Company has accumulated foreign exploration and development expenses totalling $6,179,687 which may be applied against future taxable income. This balance may be carried forward indefinitely.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 8	Non-cash Transaction

Operating and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the year ended March 31, 2001 the Company sold its resource properties and related exploration equipment to a director in consideration for debts owing to the director totalling $663,000. This transaction was excluded from the statement of cash flows.

Note 9	Subsequent Events

Subsequent to March 31, 2002:

a)
The Company completed a private placement of 7,000,000 units at $0.20 per unit for total proceeds of $1,400,000. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.26 per share

EAGC Ventures Corp.
Notes to the Financial Statements
March 31, 2002 – Page 7
(Stated in Canadian Dollars)

Note 9	Subsequent Events – (cont’d)

b)
By an acquisition agreement dated June 22, 2002, the Company intends to acquire all of the issued and outstanding shares and debt obligations of Petrex (Proprietory) Limited (“Petrex”). Petrex is a wholly owned subsidiary of Petra Mining Limited, a South African company listed on the JSE Securities Exchange South Africa. The acquisition will be made by a South African subsidiary of Chimera Mines and Minerals Corporation, a wholly owned subsidiary of the Company incorporated in the Cayman Islands to facilitate the acquisition. Consideration for the acquisition is US$66,666,667 payable in cash. The Company has advanced a non-refundable payment of US$500,000, which was financed, by the private placement noted above.

The Company is proposing to finance the acquisition by a loan of US$40,000,000 and equity financing. The loan is expected to have a six year term. The lender will also receive warrants to purchase up to 1,500,000 common shares for up to five years at the market price at the date of closing. Completion of the loan is subject to certain lender conditions prior to closing. The equity financing is expected to raise gross proceeds of US$50 million and will consist of the issue of an estimated 50,000,000 special warrants priced between CDN$1.30 - CDN$1.60 each. Each special warrant will consist of a common share plus an additional one-half warrant. Each whole warrant will entitle the holder to purchase an additional share between CDN$1.75 - CDN$2.00 each. The agent will receive a commission of 6% of the gross proceeds plus a fee of $50,000. The Company expects to file a Prospectus to qualify the distribution of the shares and warrants.

To provide short-term financing prior to completion of the above, the Company has agreed to a private placement of 700,000 special warrants at $1.00 each. Each warrant will consist of one share plus one-half warrant. One whole warrant entitles the holder to acquire an additional common share at $1.00 each.

The above acquisition and financings are subject to shareholder and regulatory approvals. The Company has prepared and filed an Information Circular dated September 24, 2002 for an extraordinary meeting of the shareholders to approve the acquisition and related financings.

c)
The Company has entered into a financial advisor contract with a company of which a director is an officer, whereby the company will receive a monthly fee of US$10,000 per month, and certain fees related to the completion of an acquisition including US$100,000 on completion of certain milestones and the greater of 1% of the cash equivalent of total consideration paid or 2.5% of debt financing acquired.

	d)	The Company has agreed to pay to two new proposed directors monthly fees of US$10,000 each until the completion of the acquisition plus a US$200,000 success fee on completion.

Schedule “B”

PETREX (PROPRIETARY) LIMITED
AND ITS SUBSIDIARIES

Consolidated Financial Statements

PETREX (PROPRIETARY) LIMITED
AND ITS SUBSIDIARIES
Financial Statements
for the year ended 30 June 2002

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

GROUP FINANCIAL STATEMENTS
for the year ended 30 June 2002

COMPANY INFORMATION

Registration number:	1989/006124/07

Registered address:	28 Visagie Street
Guarantee House
5th Floor
Pretoria
0002

Postal address:	PO Box 9446
Pretoria
0001

Auditors:	PricewaterhouseCoopers Inc.
Pretoria

Attorneys:	Couzyn, Hertzog & Horak

Bankers:	Standard Bank of South Africa

CONTENTS	PAGE

Statement of responsibility by the board of directors	1

Report of the independent auditors	2

Directors’ report	3 - 4

Balance sheet	5

Income statement	6

Statement of changes in equity	7

Cash flow statement	8

Summary of accounting policies	9 - 12

Notes to the financial statements	13 - 22

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

GROUP FINANCIAL STATEMENTS
for the year ended 30 June 2002

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Petrex (Proprietary) Limited and its subsidiaries. The financial statements presented on pages 3 to 22 have been prepared in accordance with Statements of Generally Accepted Accounting Practice in South Africa and include amounts based on judgements and estimates made by management.

The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. These financial statements support the viability of the company and group.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Incorporated, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The PricewaterhouseCoopers Incorporated audit report is presented on page 2.

The financial statements were approved by the board of directors on 26 July 2002 and are signed on its behalf by :

“P.F. du Preez”	“H.V.W. Chapman”
P.F. du Preez	H.V.W. Chapman

REPORT OF THE INDEPENDENT AUDITORS

To the members of

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

We have audited the group annual financial statements of Petrex (Proprietary) Limited and its subsidiaries set out on pages 3 to 22 for the years ended 30 June 2002, 30 June 2001 and the 16 month period ended 30 June 2000. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African and Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
  assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the Group at 30 June 2002, 30 June 2001 and 30 June 2000 and the results of its operations, changes in equity and cash flows for the years ended 30 June 2002, 30 June 2001 and the sixteen month period ended 30 June 2000 in accordance with Statements of Generally Accepted Accounting Practice in South Africa, and in the manner required by the South African Companies Act of 1973.

“PricewaterhouseCoopers Inc”

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
Pretoria
26 July 2002

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

DIRECTORS’ REPORT
for the year ended 30 June 2002

The directors have pleasure in submitting the financial statements of the company and the group for the year ended 30 June 2002.

BUSINESS OF THE COMPANY AND GROUP

The holding company of Petrex (Proprietary) Limited is Petra Mining Limited, a company listed on the JSE Securities Exchange South Africa. The group’s main business is gold mining on the East Rand. The company owns and operates Nigel Gold Mine, Grootvlei Gold Mine and Consolidated Modderfontein Gold Mine.

REVIEW OF OPERATIONS

The review of the company’s business and operations for the year ended 30 June 2002 is contained on pages 5 to 24 in this report.

SHARE CAPITAL

Full details of the authorised, issued and un-issued share capital are shown on page 16 of this report.

BORROWING POWERS

In terms of the articles of association, the borrowing powers of the company are unlimited. At 30 June 2002 the group’s long-term borrowings totalled R129,8 million (2001: R129,8 million, 2000 : R130 million).

SUBSIDIARY COMPANIES

Petrex (Proprietary) Limited is the holding company of :

-	Nigel Gold Mining Company (Proprietary) Limited
-	Grootvlei Proprietary Mines Limited
-	Consolidated Modderfontein Mines Limited
-	Pretklerk Gold Mining (Proprietary) Limited
-	Pretklerk Marievale Gold Mining Company (Proprietary) Limited
-	Pretklerk Springs Daggafontein Gold Mining Company (Proprietary) Limited

Information regarding the subsidiary companies is set out in note 3 to the annual financial statements.

FIXED ASSETS

No major change occurred in the nature of the fixed assets nor in the policy relating to the use thereof. Registers of property and mineral rights are available for inspection at the registered office of the company.

DIRECTORATE

The directors of the company are :

-	PF du Preez
-	PJ Nel
-	JA Strijdom
-	HVW Chapman

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

DIRECTORS’ REPORT
for the year ended 30 June 2002 – (continued)

DIRECTORS’ INTEREST IN CONTRACTS

The company’s register of director’s interest in contracts include the following disclosure:

-	JA Strijdom, PF du Preez and HVW Chapman are directors of JIC Mining Services (Pty) Ltd, the company responsible for the underground operations of the group.

Apart from the above, no other material contracts envolving directors’ interest was entered into in the current year.

DIVIDENDS

A dividend of R12 000 000 has been declared for the year (2001 – Nil, 2000 - Nil).

POST BALANCE SHEET EVENTS

Petra Mining Limited, the holding company of Petrex (Proprietary) Limited, has entered into an agreement, subject to certain conditions precedent, whereby Chimera Mines and Minerals Corporation Limited (a company registered in the Cayman Islands and a subsidiary of Canadian TSX listed EAGC Ventures Incorporated) has purchased the total issued share capital of and all loan accounts against Petrex (Proprietary) Limited. The purchase price payable to Petra Mining Limited is US $ 66 666 667. The purchase price shall be payable in cash on closing. It is expected that the closing date of the transaction will be on or before 30 August 2002, but in any event by no later than 30 September 2002.

AUDITORS

PricewaterhouseCoopers Incorporated will continue in office in accordance with Section 270(2) of the Companies Act, 1973.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

BALANCE SHEET
at 30 June 2002

	Notes		GROUP
		2002	2001	2000
		R’000	R’000	R’000
ASSETS
Non-current assets
Property, plant and equipment	1	204 178	190 426	187 526
Other investments	2	11 498	10 575	9 626
Loan to holding company		-	500	-

		215 676	201 501	197 152
Current assets
Inventories	3	20 258	24 191	25 040
Receivables and prepayments	4	31 083	37 471	36 916
Cash and cash equivalents	5	3 524	-	801
		54 865	61 662	62 757

Total assets		270 541	263 163	259 909

EQUITY AND LIABILITIES

Capital and reserves
Share capital	6	-	-	-
Reserves	7	63 732	65 930	68 203
Accumulated deficit		(29 015)	(54 564)	(59 049)

		34 717	11 366	9 154
Non-current liabilities
Long-term liabilities	8	129 765	129 808	129 988
Long-term provision	9	23 993	23 920	25 780

		153 758	153 728	155 768
Current liabilities
Trade and other payables	10	68 435	83 031	75 050
Bank overdraft	5	-	7 123	7 982
Current portion of long-term liabilities	8	131	396	11 436
Shareholders for dividends		12 000	519	519
Short-term loan		-	7 000	-
Taxation	14	1 500	-	-

		82 066	98 069	94 987

Total liabilities		235 824	251 797	250 755

Total equity and liabilities		270 541	263 163	259 909

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

INCOME STATEMENT
for the year ended 30 June 2002

	Notes		GROUP
			Year	16 months
			ended	ended
		30/6/2002	30/6/2001	30/6/2000
		R’000	R’000	R’000

Revenue		366 990	276 031	342 583
Cost of sales		(306 456)	(246 295)	(300 325)

Gross profit		60 534	29 736	42 258
Other operating income		2 026	5 877	18 003
Other operating expenses		(7 711)	(16 141)	(33 453)

Operating profit/(loss) before amortisation		54 849	19 472	26 808
Amortisation/depreciation		(15 089)	(12 605)	(19 822)

Operating profit/(loss)	11	39 760	6 867	6 986
Finance (costs)/income	13	(3 427)	(4 655)	(1 920)

Net profit/(loss) before taxation		36 333	2 212	5 066

Taxation	14	(1 500)	-	-

Net profit/(loss) after taxation		34 833	2 212	5 066

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2002

GROUP	Share	Non-	Accumulated
	capital	distributable	deficit	Total
	R’ 000	R’ 000	R’ 000	R’ 000

Balance at 1 March 1999	-	71 375	(67 287)	4 088

- Net profit for the period	-	-	5 066	5 066
- Amortisation of capital profit	-	(3 172)	3 172	-

Balance at 30 June 2000	-	68 203	(59 049)	9 154

Balance at 1 July 2000	-	68 203	(59 049)	9 154

- Net profit for the year	-	-	2 212	2 212
- Amortisation of capital profit	-	(2 273)	2 273	-

Balance at 30 June 2001	-	65 930	(54 564)	11 366

Balance at 1 July 2001	-	65 930	(54 564)	11 366

- Net profit for the year	-	-	34 833	34 833
- Unclaimed dividends written-off	-	-	518	518
- Amortisation of capital profit	-	(2 198)	2 198	-
- Dividend declared	-	-	(12 000)	(12 000)

Balance at 30 June 2002	-	63 732	(29 015)	34 717

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

CASH FLOW STATEMENT
for the year ended 30 June 2002

	Notes		GROUP
			Year	16 months
			ended	ended
		30/6/2002	30/6/2001	30/6/2000
		R’ 000	R’ 000	R’ 000

Cash flows from operating activities

Cash receipts from customers		373 378	279 095	381 999
Cash paid to suppliers and employees		(322 087)	(252 467)	(367 670)

Cash generated from operations	15	51 291	26 628	14 329
Interest received		1 368	1 090	1 913
Interest paid		(4 795)	(5 745)	(3 833)

Net cash flows from operating
activities		47 864	21 973	12 409

Cash flows from investing activities

Increase in other investments		(991)	(1 449)	(8 014)
Purchase of property, plant and equipment		(28 841)	(15 765)	(18 108)
Proceeds on disposal of property,
plant and equipment		-	-	125
Proceeds on disposal of investments		-	-	11 800
Loan to holding company		-	(500)	-
Loan holding company repaid		500	-	-

Net cash flows from investing activities		(29 332)	(17 214)	(14 197)

Cash flows from financing activities

Decrease in non-current provisions		(577)	(481)	(702)
Short-term borrowings repaid		(7 000)	(11 040)	(5 984)
Long-term borrowings repaid		(308)	(180)	(12 903)
Increase in short-term borrowings		-	7 000	-

Net cash flows from financing activities		(7 885)	(4 701)	(19 589)

Net increase/(decrease) in cash and		10 647	58	(21 377)
cash equivalents

Cash and cash equivalents at beginning of year		(7 123)	(7 181)	14 196

Cash and cash equivalents at end of year	5	3 524	(7 123)	(7 181)

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

SUMMARY OF ACCOUNTING POLICIES
for the year ended 30 June 2002

The principal accounting policies adopted in the preparation of these financial statements are set out below and are consistent with those of the previous year:

1.1	Basis of preparation

The financial statements are prepared in accordance with and comply with Statements of Generally Accepted Accounting Practice in South Africa (GAAP) which, with respect to these financial statements is not materially different in measurement from Canadian Generally Accepted Accounting Principles. The financial statements are prepared under the historical cost convention.

1.2	Investment in subsidiaries

Investments in subsidiaries are carried at the cost incurred on acquisition of the subsidiary.

1.3	Consolidation

Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated form the date on which effective control is transferred to the group and are no longer consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date of disposal. All inter company transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

Goodwill represent the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary at the date of acquisition.

Goodwill arising on acquisition was charged in full to share premium, such goodwill has not been retreo-actively capitalised and amortised.

1.4	Exploration costs

Exploration costs are expensed as incurred.

1.5	Development costs

Cost relating to major programmes at existing mines are capitalised. Development costs consists primarily of expenditure to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred. Ordinary mine development cost initially recognised as an expense are not recognised as an asset in a subsequent period. Cost that have been capitalised are amortised from the dates on which production reaches commercial quantities.

1.6	Property, plant and equipment

Mining assets are stated at historical cost less accumulated amortisation. Provision is made for amortisation of mining properties, mine development costs, mining rights and mine plant facilities, and is computed on a straight line basis over the life of the mine, or thirty years, whichever is the lesser and based on measured and indicated ore reserves for the surface operations and measured ore resources for the underground operations. New mining projects are amortised from the dates on which production reaches commercial quantities. Measured and indicated ore reserves reflect estimated quantities of economical recoverable reserves which can be recovered in the future from known mineral deposits.

Non-mining assets are stated as historical cost less accumulated depreciation and are depreciated principally on a straight-line method over its estimated useful lives of two to five years.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

SUMMARY OF ACCOUNTING POLICIES
for the year ended 30 June 2002

Investments in unlisted shares are reflected at cost. Investments in associated companies are accounted for on the cost method.

Mining assets, in areas where the ore reserves is no longer economically viable, are impaired in the year that the mining is discontinued.

Recoverability of the long-term assets of the company, which includes development costs and undeveloped property, is reviewed periodically. Reductions in the carrying value of long-term assets of the company’s mines are recorded to the extent the remaining investments exceed the estimated future discounted net cash flows. No impairment provision was required in the reporting period.

Management’s estimates of future cash flows are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the company’s mining assets.

1.7	Deferred stripping charges

Costs at the surface operations relating to the stripping of overburden, over and above, the optimum stripping ratio are deferred and shown as deferred stripping charges. The costs are expensed when the optimum stripping ratio has been reached.

1.8	Environmental obligations

Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the income statement.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation or technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure, in view of the uncertainty of estimating the potential future proceeds.

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to these trust funds are included under non-current assets.

1.9	Investments

Non-current investments excluding marketable securities are shown at cost and provision is only made where, in the opinion of the directors, the investment is a permanent diminution impaired in value. Where there has been a permanent diminution in the value of an investment, it is recognised as an expense in the period in which the diminution is identified.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement. On disposal of a marketable security classified as a long-term asset, amounts in revaluation and other reserves relating to that marketable security are transferred to accumulated profits.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

SUMMARY OF ACCOUNTING POLICIES
for the year ended 30 June 2002

1.10	Hedging transactions (Forward selling agreements)

Gains and losses on gold hedging instruments that effectively establish prices for future production, are recognised in income at the earlier of any cash flow or delivery of the related hedged production.

1.11	Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, trade- and other receivables, trade- and other payables and borrowings.

Measurement

Investments in financial assets are initially recognised at cost, which include transaction cost subsequent to initial recognition. These instruments are measured as set out below.

Cash and cash equivalents

Cash and cash equivalents are stated at fair value.

Trade and other receivables

Trade and other receivables are stated at cost less provision for doubtful debts.

Financial liabilities

Financial liabilities are recognised at amortised cost namely the original debt less principal payments and amortisation.

Forward selling contracts

The group has hedges in the form of fixed price contracts for the sale of gold to limit the group’s exposure to the volatile gold price and exchange rates. Details of the hedging portfolio is set out in note 16.1

1.12	Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

1.13	Income and mining taxes

The company follows the liability method of accounting for income and mining taxes whereby deferred income and mining taxes are recognised for the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

1.14	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, bank overdrafts and investments in money market instruments, excluding investments held in dedicated rehabilitation trust funds.

1.15	Inventories

Inventories, which include gold-in-process and consumables, are stated at the lower of cost or net realisable value. The cost of gold produced is determined principally by the weighted average cost method using related production costs. Consumables are valued at the lower of average cost or net realisable value.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

SUMMARY OF ACCOUNTING POLICIES
for the year ended 30 June 2002

1.16	Revenue

Revenue from mining production is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Revenue between group companies is eliminated on consolidation.

Other revenue earned by the company is recognised on the following basis:

Interest and other income - as it accrues.

1.17	Employee benefits

Pension and provident plans, which are defined contribution plans, are funded through annual contributions. The company’s contributions to the defined contribution plans are charged to the income statement in the year in which they relate.

The company makes provision for medical benefits for pensioners. No provision has been made for retirees after 31 December 1996. The liability for retirees and their dependants is accrued in full based on a regular actuarial valuation. The pension obligation is measured at the present value of the estimated future cash outflows. Qualified independent actuaries perform these valuations periodically.

The company makes long service payments to certain eligible employees, based on qualifying ages and levels of service and accrues the cost of such liabilities over the service life of the employees on an actuarial basis.

1.18	Non-distributable reserve

The non-distributable reserve is written-off over a 30 year period.

1.19	Segmental reporting

The group is a gold mining company, operating geographically in South Africa on Gauteng’s East Rand.

1.20	Comparatives

Where necessary comparative figures have been adjusted to conform with changes in presentation in the current year.

The comparatives have been adjusted or extended to take into account revised or new statements of GAAP or reclassification of figures.

The comparative figures for 2000 represent 16 months as opposed to the 2001 and 2002 year figures of 12 months.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

1	PROPERTY, PLANT AND EQUIPMENT

GROUP

	Mining	Non-mining
	Assets	Assets	Total
	R’000	R’000	R’000
For the year ended 30 June 2002
Opening net carrying amount	189 604	822	190 426
Additions	28 693	148	28 841
Amortisation	(14 781)	-	(14 781)
Depreciation	-	(308)	(308)

Closing net carrying amount	203 516	662204	178

At 30 June 2002
Cost	475 377	4 316	479 693
Accumulated amortisation/depreciation	(271 861)	(3 654)	(275 515)

Net carrying amount	203 516	662	204 178

For the year ended 30 June 2001
Opening net carrying amount	186 450	1 076	187 526
Additions	15 759	6	15 765
Amortisation	(12 605)	-	(12 605)
Depreciation	-	(260)	(260)

Closing net carrying amount	189 604	822	190 426

At 30 June 2001
Cost	446 684	4 168	450 852
Accumulated amortisation/depreciation	(257 080)	(3 346)	(260 426)

Net carrying amount	189 604	822	190 426

For the sixteen month period ended 30 June 2000
Opening net carrying amount	188 974	617	189 591
Additions	17 421	687	18 108
Disposals	(123)	-	(123)
Amortisation	(19 822)	-	(19 822)
Depreciation	-	(228)	(228)

Closing net carrying amount	186 450	1 076	187 526

At 30 June 2000
Cost	430 925	4 162	435 087
Accumulated amortisation/depreciation	(244 475)	(3 086)	(247 561)

Net carrying amount	186 450	1 076	187 526

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

			GROUP
		2002	2001	2000
		R’ 000	R’ 000	R’ 000
2	OTHER INVESTMENTS

	Unlisted

	Rehabilitation Trust Fund	10 748	9 815	8 920
	Equity investments	90	157	157
	Call deposits	660	603	549

		11 498	10 575	9 626

	Directors’ valuation	11 498	10 575	9 626

The rehabilitation trust fund comprises of an investment to provide for future mining rehabilitation cost (refer to notes 9 and 18 in this regard).

Equity investments comprise of investments in various unlisted companies in South Africa for which a fair value is not readily determinable. The directors of the company perform independent valuations of the investments on a regular basis to ensure that no permanent diminution in the value of the investments has occurred. In the current year investments to the value of R66 560 were impaired and written-off against the income statement.

3	INVENTORIES

GROUP
	2002	2001	2000
	R’ 000	R’ 000	R’ 000
Gold-in-process	18 179	21 647	23 172
Consumables	2 079	2 544	1 868

	20 258	24 191	25 040

4	RECEIVABLES AND PREPAYMENTS

Trade receivables	19 238	27 292	23 584
Deposits	66	67	31
Other receivables	704	1 105	2 807
South African Revenue Service	8 596	3 819	7 494
Government subsidy	-	3 000	3 000

Deferred stripping charges	2 479	2 188	-

	31 083	37 471	36 916

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

5	CASH AND CASH EQUIVALENTS

		GROUP
	2002	2001	2000
	R’000	R’000	R’000
Cash and cash on hand	3 524	-	801
Bank overdraft	-	(7 123)	(7 982)

	3 524	(7 123)	(7 181)

The group’s bank overdraft facilities are secured as follows :

-	Cession of book debts by Nigel Gold Mining Company (Proprietary) Limited.
-
Interlinking suretyship between Petra Mining Limited, Nigel Gold Mining Company (Proprietary) Limited, Grootvlei Proprietary Mines Limited, Petrex (Proprietary) Limited and Consolidated Modderfontein Mines 1979 Limited.

6	SHARE CAPITAL

	Number of	Ordinary	Total
Group and company	Shares	shares	R

At 30 June 2000	20	20	20

At 30 June 2001	20	20	20

At 30 June 2002	20	20	20

The total authorised number of ordinary shares is 1 000 (2001: 1 000; 2000: 1 000) with a par value of R1.00 per share. All issued shares are fully paid.

7	RESERVES

GROUP
	2002	2001	2000
	R’000	R’000	R’000
Non-distributable reserve

At beginning of the year	65 930	68 203	71 375
Transfer to retained earnings	(2 198)	(2 273)	(3 172)

	63 732	65 930	68 203

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

8	LONG TERM LIABILITIES

		GROUP
	2002	2001	2000
	R’ 000	R’ 000	R’ 000

Petra Mining Limited
(Holding company)

Amount outstanding	129 404	129 404	129 404

This loan is unsecured, bears no interest
and has no fixed terms for repayment.

Randex Limited
Amount outstanding	492	800	800

This loan bears no interest. The loan is
discharged by the payment, monthly in
arrears, of an amount equal to 70 cents
per ton ore mined by the company from
the date on which the company commences
mining operations in respect of the mineral
rights and the mining lease agreement.
The amount of 70 cents per ton ore mined is
annually adjusted with the variation in the
consumer price index.

- Harmony Gold Mining Company Ltd	-	-	11 220

Less : current portion transferred
to current liabilities	(131)	(396)	(11 436)

Total long term liabilities	129 765	129 808	129 998

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

9	LONG-TERM PROVISIONS

GROUP
	2002	2001	2000
	R’ 000	R’ 000	R’ 000
Provisions for environmental rehabilitation
Accrued rehabilitation costs	21 051	20 460	31 119
Add : current year provision	650	591	-
Less : over provision reversed	-	-	(10 659)
	21 701	21 051	20 460
Less : amounts contributed to short-term
investment facilities and interest accrued
thereon (note 2)	(10 748)	(9 815)	(8 920)

Total net accrual to date	10 935	11 236	11 540

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that the total future rehabilitation costs for the mines in current monetary terms will be R21,7 million (2001 : R21,05 million, 2000 : R20,46 million).

The total estimated cost was reviewed during the current financial year by an external valuator.

The group intends to finance the ultimate rehabilitation costs from the monies invested with the trust funds as well as the proceeds on the sale of gold from the plant clean-up at the time of mine closure, as well as proceeds on sale of the property, plant and equipment.

Provision for post retirement liabilities

Provision for former employees’ post retirement benefits	2 009	2 566	4 975

Long service awards	283	303	345

	2 292	2 869	5 320

The provision for former employees’ post retirement benefits comprises medical benefits for retired employees. This amount is based on an actuarial valuation conducted during the 2001 financial year. Actual costs incurred are set off against the provision created.

The group participates in the Chamber of Mines of South Africa Long Service Award Scheme. In terms of the scheme bonus payments are made to certain employees upon attaining the qualifying age and level of service.

Total long-term provisions	23 993	23 920	25 780

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

10	TRADE AND OTHER PAYABLES

		GROUP
	2002	2001	2000
	R’ 000	R’ 000	R’ 000

Trade payables	61 953	81 515	70 330
Accrued expenses	4 731	1 281	4 440
Provisions	1 751	235	280

	68 435	83 031	75 050

11	OPERATING PROFIT/(LOSS) The following items have been charged in arriving at operating profit/(loss)

Auditor’s remuneration:
- Audit fees	(410)	(418)	(263)
- Other services	(14)	(22)	(10)
- Prior year under provision	(107)	(92)	(53)
- Prior year over provision	32	16	-

	(499)	(516)	(326)

Amortisation of mining assets	(14 781)	(12 605)	(19 822)

Depreciation of non-mining assets	(308)	(260)	(228)
Directors’ emoluments
for services as director	(783)	(230)	(320)
for expenses	(18)	-	-

	(801)	(230)	(320)

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

OPERATING (LOSS)/PROFIT (Continued)

GROUP
			Year	16 months
			ended	ended
		30/6/2002	30/6/2001	30/6/2000
		R’ 000	R’ 000	R’ 000
Other operating income
	- rental income	2 020	2 294	2 389
	- treatment income	-	3 583	14 426
	- profit on sale of investment	-	-	1 188

		2 020	5 877	18 003

	Actuarial gain on post retirement benefits	-	1 970	-

	Government water pumping subsidy	9 000	11 100	15 750

Over provision for environmental
	Rehabilitation	-	-	10 659

	Investment written-off	(67)	-	(177)

12	STAFF COSTS

	Wages and salaries	30 002	31 677	26 554

Number of persons employed by the group
as at 30 June
	permanent staff	292	4	4
	outsourced labour	3 274	2 794	2 712

		3 566	2 798	2 716

13	FINANCE INCOME

Interest income
	- Investment for rehabilitation cost	1 110	931	1 855
	Bank account	183	159	58
	Loan to holding company	75	-	-

		1 368	1 090	1 913
Interest expense
	- Interest bearing borrowings	-	(1 934)	(3 779)
	- Bank overdraft	(243)	(434)	(54)
	- Trade creditors	(4 552)	(3 377)	-

		(4 795)	(5 745)	(3 833)

	Net finance (cost)/income	(3 427)	(4 655)	(1 920)

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

14	TAXATION

The group has provided R1 500 000 for Secondary Taxation on Companies on the dividend declared.

At 30 June 2002 the company had the following amounts for set-offs against future income:

• Unredeemed capital expenditure of R513 192 576 (2001: R503 174 418, 2000 : R464 400 000).
• Tax losses available of R44 797 004 (2001 : R48 312 689, 2000 : R52 100 000).

15	CASH GENERATED FROM OPERATIONS

GROUP
		Year	16 months
		ended	ended
	30/6/2002	30/6/2001	30/6/2000
	R’ 000	R’ 000	R’ 000

Net profit before taxation	36 333	2 212	5 066
Adjustments for items not involving
cash flows
Amortisation	14 781	12 605	19 822
Depreciation	308	260	228
Impairment of investment	67	-	177
Profit on sale of fixed assets	-	-	(2)
Profit on disposal of investments	-	-	(1 188)
Interest paid	4 795	5 745	3 833
Interest received	(1 368)	(1 090)	(1 913)
Actual gain	-	(1 970)	-
Provisions for rehabilitation costs	650	591	(10 659)

Provision for losses on subsidiary	-	-	-
Operating profit before working
Capital changes	55 566	18 353	15 364

Working capital changes	(4 275)	8 275	(1 035)

Decrease in inventories	3 933	849	(21 429)
Decrease/(Increase) in receivables and prepayments	6 388	(555)	(20 195)
(Decrease)/Increase in trade and other payables	(14 596)	7 981	40 589

	51 291	26 628	14 329

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

16	FINANCIAL INSTRUMENTS

16.1	Foreign currency risk management

Petrex (Proprietary) Limited and its subsidiaries have no direct foreign exchange exposure. An indirect foreign exchange risk exists due to the fact that the gold market is predominately priced in US dollars. In order to manage these risks the group enters into transactions that makes use of financial instruments. The group does not acquire, hold or issue derivating instruments for trading purposes.

The following off balance sheet financial instruments were entered into by the group before year-end :

Fixed forward gold sale contracts (hedging) :

45 kg of gold per week at R88 500 per kilogram to until March 2003.

16.2	Interest rate risk management

Petrex (Proprietary) Limited and its subsidiaries is not exposed to interest rate risk as none of the funds borrowed from other companies in the group bear interest.

Interest bearing borrowings

The bank overdraft is at floating rates linked to the prime lending rate of the Standard Bank of South Africa. The bank balance was positive to the amount of R3,5 million (see note 5) as at the financial year end.

16.3	Credit risk management

Potential concentration of credit risk consists mainly of short-term cash, trade and other receivables and investments.

The company limits its credit risk exposure by dealing only with well-established financial institutions of high quality credit standing.

16.4	Liquidity risk management

The company has minimised risk of liquidity as shown by its banking facilities, investments and realisable value of assets.

16.5	Fair value of financial instruments

The nature of and method of valuation used for the various categories of financial instruments are set out below:

	Notes		GROUP
		2002	2001	2000
		R’000	R’000	R’000
		Carrying	Carrying	Carrying
		Value	Value	Value

Assets

Cash and cash equivalents	5	3 524	-	801
Receivables and prepayments	4	31 083	37 471	36 916
Investments	2	11 498	10 575	9 626

Liabilities

Trade and other payables	10	68 435	83 031	75 050
Bank overdraft	5	-	7 123	7 982

Due to the nature of these financial instruments, their carrying values approximate their fair values.

PETREX (PROPRIETARY) LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
for the year ended 30 June 2002

17	SEGMENTAL ANALYSIS

The group operates in one geographical area, the East Rand and is involved only in one business segment, namely that of gold mining.

18	ENVIRONMENTAL CONTINGENCIES OTHER THAN MINE REHABILITATION COSTS

Since gold mining commenced on the East Rand at the turn of the century, gold mines encountered water, which accumulates in the East Rand Basin. To keep the underground working areas from flooding, mines has to install pump stations to pump water to the surface. From 1963 onwards, the government of the day began subsidising the mines on the running costs of pumping to prevent the premature closure of mines as a result of excessive pumping costs.

In order to prevent the flooding of underground working areas, Grootvlei Proprietary Mines Limited established a pump station at No 3 Shaft. This pump station was established during 1991 and was fully commissioned during November 1995, at which time a permit to pump water was issued to Grootvlei Proprietary Mines Limited by the Department of Water Affairs and Forestry. This permit stipulates the quality level of the water to be pumped by the mine.

The withdrawal of the company’s permit to pump underground water could result in the premature closure of some of the group’s underground operations.

19	POST BALANCE SHEET EVENTS

Petra Mining Limited, the holding company of Petrex (Proprietary) Limited, has entered into an agreement, subject to certain conditions precedent, whereby Chimera Mines and Minerals Corporation Limited (a company registered in the Cayman Islands and a subsidiary of Canadian TSX listed EAGC Ventures Incorporated) has purchased the total issued share capital of and all loan accounts against Petrex (Proprietary) Limited. The purchase price payable to Petra Mining Limited is US $ 66 666 667. The purchase price shall be payable in cash on closing. It is expected that the closing date of the transaction will be on or before 30 August 2002, but in any event by no later than 30 September 2002.

Schedule “C”

BEMA GOLD CORPORATION

Pro-forma Consolidated Financial Statements

Bema Gold Corporation

Pro forma Consolidated Financial Statements
(Unaudited)
June 30, 2002
(in thousands of United States dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
609 Granville Street, Suite 400
P.O. Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Compilation Report

To the Directors of
Bema Gold Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Bema Gold Corporation as at June 30, 2002 and the pro forma consolidated statement of operations for the year then ended. These pro forma consolidated financial statements have been prepared for inclusion in the short-form prospectus of Bema Gold Corporation dated November 28, 2002. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statement of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia
November 28, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide
PricewaterhouseCoopers organization.

Bema Gold Corporation
Pro forma Consolidated Balance Sheet (Unaudited) As at June 30, 2002

(in thousands of United States dollars)

	EAGC	Petrex			EAGC	Bema
	Ventures	(Proprietary)			Ventures	Gold			Bema Gold
	Corp.	Limited			Corp.	Corporation			Corporation
	June 30,	June 30,		Pro forma	Pro forma	June 30,		Pro forma	Pro forma
	2002	2002	Notes	adjustments	consolidated	2002	Notes	adjustments	consolidated
	$	$		$	$	$		$	$
	(Unaudited)				(Unaudited)	(Unaudited)			(Unaudited)
Assets
Current assets
Cash and cash equivalents	392	339	4(a)(i)	1,116	11,832	20,379	5(a)	(10,044)	33,392
			4(a)(ii)	1,163			5(b)	(1,500)
			4(b)(i)	40,000			5(d)(i)	1,796
			4(b)(iii)	(1,700)			5(d)(iii)	7,029
			4(c)	39,689			5(d)(iv)	(5,600)
			4(d)	(69,167)			5(d)(v)	9,500
Accounts receivable and prepaid expenses	2	2,990			2,992	1,493			4,485
Marketable securities	-	-			-	4,388			4,388
Inventories	-	1,949			1,949	9,665			11,614
Arbitration settlement receivable	-	-			-	10,529	5(d)(iii)	(10,529)	-
Other	-	-			-	619			619
	394	5,278			16,773	47,073			54,498
Notes receivable from associated
company	-	-			-	2,924			2,924
Investments	-	1,106			1,106	2,118			3,224
Property, plant and equipment	-	19,642	4(d)	53,344	72,986	140,818	5(b)	29,319	243,123
Other assets	-	-	4(b)(iii)	1,700	1,700	12,473			14,173
	394	26,026			92,565	205,406			317,942

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Bema Gold Corporation
Pro forma Consolidated Balance Sheet ...continued (Unaudited) As at June 30, 2002

(in thousands of United States dollars)

	EAGC	Petrex			EAGC	Bema
	Ventures	(Proprietary)			Ventures	Gold			Bema Gold
	Corp.	Limited			Corp.	Corporation			Corporation
	June 30,	June 30,		Pro forma	Pro forma	June 30,		Pro forma	Pro forma
	2002	2002	Notes	adjustments	consolidated	2002	Notes	adjustments	consolidated
	$	$		$	$	$		$	$
	(Unaudited)				(Unaudited)	(Unaudited)			(Unaudited)
Liabilities
Current liabilities
Accounts payable	172	6,584			6,756	3,590			10,346
Current portion of long-term debt	-	-	4(b)(i)	2,500	2,500	14,666	5(d)(iii)	(3,500)	8,066
							5(d)(iv)	(5,600)
Loan payable	132	13			145	-			145
Dividends	-	1,154			1,154	-			1,154
Taxation	-	144			144	-			144
	304	7,895			10,699	18,256			19,855
Deferred revenue	-	-			-	176			176
Long-term debt	-	12,483	4(b)(i)	37,500	37,500	25,834			63,334
			4(d)	(12,483)
Other liabilities	-	2,308			2,308	4,480			6,788
	304	22,686			50,507	48,746			90,153
Shareholders’ Equity
Share capital	4,587	-	4(a)(i)	1,116	46,822	300,413	5(b)	54,373	374,694
			4(a)(i)	267			5(b)	(46,822)
							5(b)	5,460
			4(a)(ii)	1,163			5(d)(i)	1,796
			4(c)	39,689			5(d)(ii)	3,152
							5(d)(v)	9,500
Shares subscribed	267	-	4(a)(i)	(267)	-	-			-
Convertible debt - net of costs	-	-				3,152	5(d)(ii)	(3,152)	-
Excess	(1,476)	-			(1,476)	-	5(b)	1,476	-
Reserves	-	6,131	4(d)	(6,131)	-	-			-
Deficit	(3,288)	(2,791)	4(d)	2,791	(3,288)	(146,905)	5(b)	3,288	(146,905)
	90	3,340			42,058	156,660			227,789
	394	26,026			92,565	205,406			317,942

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Bema Gold Corporation
Pro forma Consolidated Statement of Operations (Unaudited) For the year ended June 30, 2002

(in thousands of United States dollars except shares and per share amounts)

								Bema Gold Corporation
	EAGC	Petrex						Six-month
	Ventures	(Proprietary)			EAGC		Year ended	period ended
	Corp.	Limited			Ventures	Six-month	December 31,	June 30,				Bema Gold
	year ended	year ended			Corp.	period ended	2001	2001	Year ended			Corporation
	June 30,	June 30,		Pro forma	Pro forma	June 30,	(add stub	(subtract	June 30,		Pro forma	Pro forma
	2002	2002	Notes	adjustments	consolidated	2002	period)	stub period)	2002	Notes	adjustments	consolidated
	$	$		$	$	$	$	$	$		$	$
	(Unaudited)				(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)			(Unaudited)

Revenue	-	36,112			36,112	16,602	21,209	14,902	22,909			59,021

Expenses (income)
Operating costs	-	30,155			30,155	9,239	16,639	11,565	14,313			44,468
Depreciation and depletion	-	1,485	4(e)	5,334	6,819	5,341	5,745	3,886	7,200	5(c)	2,932	16,951
Arbitration settlement	-	-			-	(3,907)	-	-	(3,907)			(3,907)
Write-down of inventory	-	-			-	-	2,248	-	2,248			2,248
Other	-	759			759	197	484	666	15			774

	-	32,399			37,733	10,870	25,116	16,117	19,869			60,534

Operating earnings (loss)	-	3,713			(1,621)	5,732	(3,907)	(1,215)	3,040			(1,513)

Other expenses (income)
General and administrative	-	-			-	1,559	2,844	1,375	3,028			3,028
Interest on long-term debt	-	-	4(b)(ii)	2,600	2,600	2,258	1,200	577	2,881			5,481
Amortization of deferred
financing costs	-	-	4(b)(iii)	283	283	1,985	2,231	1,290	2,926			3,209
General exploration	-	-			-	231	304	243	292			292
Other	63	285			348	426	1,277	264	1,439			1,787
	63	285			3,231	6,459	7,856	3,749	10,566			13,797

Earnings (loss) before the
undernoted items	(63)	3,428			(4,852)	(727)	(11,763)	(4,964)	(7,526)			(15,310)
Equity in losses of associated
companies	-	-			-	(407)	(129)	(98)	(438)			(438)
Reversal of notes receivable
provision	-	-			-	2,815	-	-	2,815			2,815
Investment gains (losses)	-	-			-	835	554	(60)	1,449			1,449

Net earnings (loss) for
the period	(63)	3,428			(4,852)	2,516	(11,338)	(5,122)	(3,700)			(11,484)

Basic and diluted
earnings (loss) per
share												(0.04)

Weighted average number
of shares outstanding (000’s)												265,948

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

1	Basis of presentation

The accompanying unaudited pro forma consolidated balance sheets and unaudited consolidated statements of operations give effect to the acquisition of Petrex (Proprietary) Limited (“Petrex”) by EAGC Ventures Corp. (“EAGC”) on October 24, 2002, and the proposed arrangement between Bema Gold Corporation (“Bema”) and EAGC as described in notes 2 and 3 below.

The unaudited pro forma consolidated financial statements of EAGC included herein have been prepared by management of EAGC in accordance with accounting principles generally accepted in Canada. They have been prepared from information derived from the June 30, 2002 (unaudited) financial statements of EAGC and the June 30, 2002 (audited) financial statements of Petrex, together with other information available to the corporations. In the opinion of management of EAGC, these unaudited pro forma financial statements include all adjustments necessary for fair presentation of the acquisition of Petrex by EAGC as described below.

The unaudited pro forma financial statements of EAGC included herein should be read in conjunction with the historical financial statements and notes thereto of EAGC and Petrex referred to above and included elsewhere in the short-form prospectus of Bema dated November 28, 2002 (the “Prospectus”). The EAGC unaudited pro forma consolidated balance sheet gives effect to the acquisition of Petrex as if it had occurred on June 30, 2002. The unaudited pro forma consolidated statement of operations gives effect to the acquisition of Petrex as if it had occurred at the start of the one-year period beginning on July 1, 2001. These unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations, which would have resulted if the combination and related transactions had actually occurred on those dates.

The accompanying unaudited pro forma consolidated financial statements of Bema have been prepared by management of Bema in accordance with accounting principles generally accepted in Canada for inclusion in the Prospectus. They have been compiled based on the following financial statements, together with other information available to the corporations:

a)
The audited consolidated statement of operations of Bema for the year ended December 31, 2001. The unaudited consolidated balance sheet of Bema as at June 30, 2002 and the unaudited consolidated statements of operations of Bema for the six months ended June 30, 2002 and 2001.

	b)	The unaudited pro forma consolidated balance sheet of EAGC as at June 30, 2002 and the unaudited pro forma consolidated statement of operations of EAGC for the year ended June 30, 2002.

These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Bema as incorporated by reference in the Prospectus and the unaudited pro forma consolidated financial statements of EAGC referred to above and included in the Information Circular of EAGC dated September 24, 2002, as amended (the “EAGC Circular”). In the opinion of management of Bema, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the proposed arrangement between Bema and EAGC as described below.

(1)

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

The Bema unaudited pro forma consolidated balance sheet gives effect to the arrangement between Bema and EAGC as if it had occurred on June 30, 2002 . The unaudited pro forma consolidated statement of operations gives effect to the arrangement as if it had occurred at the start of the one-year period beginning on July 1, 2001 and in addition the pro forma financial statements include the impact of other significant Bema transactions occurring subsequent to June 30, 2002. These unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the arrangement had actually occurred on those dates.

2	Petrex (Proprietary) Limited

Petrex is a South African company. The consolidated financial statements of Petrex were prepared in accordance with South African statements of generally accepted accounting principles and disclose that they are not materially different in measurement from Canadian generally accepted accounting principles as they relate to those financial statements.

The consolidated financial statements of Petrex have been converted from South African currency (Rand) to United States dollars (US$) as follows:

	•	Balance sheet amounts at the rate of exchange in effect at June 30, 2002 of R 1 equals $0.0962

	•	Revenues and expenses for the one-year period ended June 30, 2002, at the average rate of exchange in effect for the period of R 1 equals $0.0984.

3	Bema and EAGC Arrangement

a)
Effective November 1, 2002, Bema and EAGC entered into an Arrangement Agreement whereby the shareholders of EAGC are to receive one common share of Bema in exchange for one common share of EAGC on amalgamation of EAGC with a wholly owned subsidiary of Bema. In addition, Bema will issue to the holders of convertible securities of EAGC one common share of Bema in lieu of each common share of EAGC that the holder would have received upon exercise of their convertible securities. Upon completion of the arrangement, EAGC will become a wholly owned subsidiary of Bema. This transaction is subject to court approval, approval of EAGC shareholders and satisfaction of certain additional conditions precedent in the Arrangement Agreement. The transaction is expected to close in December 2002.

	b)	Under the Arrangement, all EAGC stock options outstanding and held on the effective date, will be exchanged for Bema Options having substantially the same terms as the EAGC Options.

EAGC warrants are not subject to the Arrangement. However, any EAGC warrants which remain outstanding will, according to their terms, thereafter entitle their holders to acquire one common share of Bema upon the same terms as they formerly entitled their holder to acquire one EAGC common share.

(2)

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

For the purposes of these pro forma financial statements, the Options to be granted by Bema and the rights assigned to the outstanding EAGC warrants assumed by Bema on the effective date, have been recorded at fair value and included as part of Bema’s cost of acquisition of EAGC (note 5(b)).

4	Pro forma adjustments - EAGC

The unaudited pro forma balance sheet and statement of loss include the following pro forma adjustments reflecting transactions as disclosed in the EAGC Circular. These adjustments are prepared from the information in the historical financial statements of EAGC and Petrex and other information available at the time of preparation. The actual adjustments will differ from these pro forma amounts and that difference may be material.

a)

i)
The non-brokered private placement in July, 2002 of units consisting of shares and warrants for gross proceeds of $922,000 (Cdn. $1,400,000), of which $267,000 (Cdn. $405,000) was raised prior to June 30, 2002, and the non-brokered private placement made prior to the closing of the acquisition of Petrex of special warrants exchangeable for shares and warrants for gross proceeds of $461,000 (Cdn. $700,000). For the purpose of this pro forma presentation, all the proceeds are allocated to share capital.

		ii)	The anticipated issue by EAGC of 7,000,000 common shares at Cdn. $0.26 per share upon the exercise of share purchase warrants for gross proceeds of $1,163,000 (Cdn. $1,820,000).

	b)	Debt financing which has been arranged by EAGC as follows:

		i)	Subsidiaries of EAGC have entered into a credit facility for loans of up to $40,000,000, which amount has been drawn. The first principal repayment of $2,500,000 is due on June 30, 2003.

ii)
The facility bears interest at variable rates determined with reference to US$ LIBOR (for US$ advances) or JIBAR (for Rand equivalent advances). For the purposes of this pro forma presentation, interest at an annual average rate of 6.5% is assumed, resulting in annual interest expense of $2,600,000 on the average outstanding balance of the facility.

iii)
Estimated arranging, underwriting and commitment fees and closing costs for the facility are $1,700,000, which are recorded initially as deferred finance costs and amortized on a straight-line basis over the six-year term of the facility as an adjustment to interest expense amounting to $283,000 in year one.

iv)
In connection with the loan, EAGC issued 1,500,000 warrants to purchase common shares which have not been ascribed a value for the purpose of the EAGC pro forma consolidated statements included herein but have been valued in determining the Bema pro forma costs of acquisition of EAGC (notes 3(b) and 5(b)).

	c)	New equity financing of Cdn. $65,833,000, net of issue costs estimated at Cdn. $3,703,000 for net proceeds of Cdn. $62,130,000 ($39,689,000).

(3)

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

d)
The acquisition of Petrex by EAGC for $66,666,667, plus costs of acquisition of approximately $2,500,000, to be paid in cash. The business combination will be accounted for using the purchase method. The fair value of the assets and liabilities acquired, following the settlement of certain long-term liabilities of Petrex at the time of closing, are set out in the table following:

$

Current assets	5,278
Investments	1,106
Property, plant and equipment	72,986
Current liabilities	(7,895)
Other liabilities	(2,308)

Total consideration paid in cash	69,167

e)
For the purpose of the pro forma presentation, the mining properties are assumed to have a remaining life of approximately 10 years. Amortization of the fair value increment recorded as property, plant and equipment as a result of the purchase is charged on a relatively even basis over this period. EAGC has not yet determined the value of future income tax benefits, if any, which would accrue to the company, accordingly, no adjustment has been made for future income taxes.

5	Pro forma adjustments - Bema

The unaudited consolidated pro forma financial statements include the following pro forma adjustments reflecting transactions as disclosed in the Prospectus and the Information Circular of EAGC dated November 18, 2002. The actual adjustments will differ from these pro forma amounts and that difference may be material.

a)
Bema participated in EAGC’s new equity financing, related to the Petrex acquisition, and acquired 11,230,714 EAGC special warrants at a price of Cdn. $1.40 per special warrant for a total cost of Cdn. $15,723,000 ($10,044,000), exercisable into 11,230,714 shares and 5,613,357 warrants of EAGC.

	b)	51,521,091 Bema common shares are issued to the shareholders of EAGC to acquire all of the issued and outstanding shares of EAGC (estimated at the close of the Arrangement) determined as follows:

Number
of shares

Common shares of EAGC outstanding (estimated at close)	62,751,805
Common shares of EAGC owned by Bema	(11,230,714)

Bema common shares to be issued (estimated)	51,521,091

Pursuant to the Arrangement, the 11,230,714 shares and the 5,615,357 warrants acquired by Bema pursuant to the EAGC special warrant financing will be cancelled.

(4)

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

The Arrangement will be accounted for using the purchase method. The consideration given has been allocated to the fair value of the assets and liabilities acquired as follows:

$

Fair value of net assets acquired:
Current assets	16,773
Investments	1,106
Property, plant and equipment	102,305
Other assets	1,700
Current liabilities	(8,199)
Long-term debt	(40,000)
Other liabilities	(2,308)

71,377

Consideration given:
51,521,091 common shares at $1.04 (Cdn. $1.58)
per share*	53,573
Fair value of EAGC warrants and options at the effective
date (see 3(b)) **	5,460
Cash paid upon the acquisition of 11,230,714 EAGC
special warrants (see 5(a))	10,044
Estimated transaction costs of which $1,500,000 is payable
in cash and the remainder in Bema shares	2,300

71,377

* Based on the closing trading price on the Toronto Stock Exchange at the Arrangement announcement date, after recognizing imputed issue costs.

** Estimated fair value based on quoted values obtained from brokers for warrants and an option pricing model for stock options to be issued.

(5)

Bema Gold Corporation
Notes to Pro forma Consolidated Financial Statements (Unaudited) June 30, 2002

(tabular amounts in thousands of United States dollars unless otherwise stated)

c)
For the purpose of the pro forma presentation, the mining properties are assumed to have a remaining life of approximately 10 years. Amortization of the fair value increment recorded as property, plant and equipment as a result of the purchase is charged on a relatively even basis over this period.

d)	Subsequent to June 30, 2002:

	i)	Bema completed a brokered flow-through private placement whereby Bema issued 1,238,950 flow-through shares at Cdn. $2.30 per share for gross proceeds of Cdn. $2.85 million ($1,796,000).

	ii)	Bema issued 4,642,104 common shares at a price of Cdn. $0.95 per share upon full conversion of an outstanding $3 million principal amount convertible loan facility plus interest.

iii)
Bema received full payment of an arbitration award of which its share after legal costs was approximately $10.5 million with respect to the recovery of damages relating to the original construction of the Refugio Mine. Bema repaid the outstanding portion of its Refugio loan of $3.5 million from a portion of the award proceeds.

	iv)	Bema repaid approximately $5.6 million in Julietta project loans during the third quarter ending September 30, 2002.

v)
On November 8, 2002, Bema announced that it had entered into an underwriting agreement pursuant to which Bema will issue up to 10 million units consisting of one common share and one-half of one common share purchase warrant for net proceeds of up to Cdn. $15 million (approximately $9.5 million). Each whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn. $2.00 for a period of 18 months from closing, and proceeds from this offering will be used for general working capital. The final short-form prospectus to qualify the offering was submitted to regulatory authorities on November 28, 2002.

(6)

C - 1

CERTIFICATE OF THE COMPANY

November 28, 2002

This short form prospectus together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Ontario, Alberta and Manitoba.

(Signed) CLIVE T. JOHNSON	(Signed) MARK A. CORRA
President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors
of the Company

(Signed) ROGER RICHER	(Signed) BARRY RAYMENT
Director	Director

C - 2

CERTIFICATE OF THE UNDERWRITERS

November 28, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of the provinces of Ontario, British Columbia, Alberta and Manitoba.

CANACCORD CAPITAL CORPORATION	HAYWOOD SECURITIES INC.

(Signed) PETER MARRONE	(Signed) KEITH PECK
Executive Vice-President	Vice-President, Director

GRIFFITHS McBURNEY & PARTNERS	SPROTT SECURITIES INC.

(Signed) EUGENE McBURNEY	(Signed) W. JEFF KENNEDY
Partner, Investment Banking	Chief Financial Officer, Director

BMO NESBITT BURNS INC.

(Signed) EGIZIO BIANCHINI
Managing Director